                                                               Exhibit 99.(a)(1)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
        (Together with the Associated Preferred Stock Purchase Rights)
                                      of

                        Sodexho Marriott Services, Inc.
                                      at
                             $32.00 Net Per Share
                                      by
                             SMS Acquisition Corp.
                         a wholly-owned subsidiary of
                            Sodexho Alliance, S.A.


    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
     CITY TIME, ON THURSDAY, JUNE 14, 2001, UNLESS THE OFFER IS EXTENDED.


   This Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 1, 2001 among Sodexho Marriott Services, Inc. ("SMS"), Sodexho Alliance, S.A. ("Sodexho") and SMS Acquisition Corp. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the offer a number of shares of common stock of SMS, $1.00 par value per share (the "Shares"), which, when taken together with Shares then owned by Sodexho or any of its subsidiaries, represents at least a majority of the Shares outstanding on a fully-diluted basis.

   The board of directors of SMS, by unanimous decision of those directors participating and based on the recommendation of a Special Committee of independent directors of SMS: (1) has determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of SMS and its stockholders (other than Sodexho), (2) has approved and declared advisable the Merger Agreement and (3) has resolved to recommend that SMS's stockholders accept the Offer and approve the Merger Agreement if submitted for their approval.

   UBS Warburg LLC, the financial advisor to the Special Committee, has delivered to the Special Committee its written opinion that as of the date of the opinion the consideration to be received by the holders of Shares (other than Sodexho and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders. See "Special Factors--Opinion of Financial Advisor."

                               ----------------

   A summary of the principal terms of the Offer appears on pages 1-4 of this Offer to Purchase.

   If you have questions about the Offer, you can call MacKenzie Partners, Inc., the Information Agent for the Offer, or Goldman, Sachs & Co., the Dealer Manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from the Information Agent or your broker, dealer, commercial bank, trust company or other nominee.

   This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                               ----------------

                     The Dealer Manager for the Offer is:

                             Goldman, Sachs & Co.

May 17, 2001

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                                Page
                                                                                ----
SUMMARY TERM SHEET.............................................................   1

INTRODUCTION...................................................................   5

SPECIAL FACTORS................................................................   7
  Background of the Offer......................................................   7
  Recommendation of the Special Committee and the SMS Board; Fairness of
   the Offer and the Merger....................................................  12
  Opinion of Financial Advisor.................................................  15
  Position of Sodexho and the Purchaser Regarding Fairness of the Offer
   and the Merger..............................................................  19
  Purpose and Structure of the Offer and the Merger; Reasons of Sodexho
   for the Offer and the Merger................................................  20
  Plans for SMS after the Offer and the Merger; Certain Effects of the
   Offer.......................................................................  20
  The Merger Agreement.........................................................  21
  Appraisal Rights.............................................................  28
  Transactions and Arrangements Concerning the Shares..........................  30
  Related Party Transactions...................................................  31
  Interests of Certain Persons in the Offer and the Merger.....................  32
  Goldman Sachs Reports........................................................  32

THE OFFER......................................................................  38
   1. Terms of the Offer; Expiration Date......................................  38
   2. Extension of Tender Period; Termination; Amendment; Subsequent
   Offering Period.............................................................  38
   3. Acceptance for Payment and Payment.......................................  40
   4. Procedure for Tendering Shares...........................................  40
   5. Withdrawal Rights........................................................  43
   6. Certain United States Federal Income Tax Consequences....................  43
   7. Price Range of Shares; Dividends.........................................  44
   8. Certain Information Concerning SMS.......................................  45
   9. Certain Information Concerning the Purchaser, Sodexho and Bellon S.A. ...  49
  10. Source and Amount of Funds...............................................  49
  11. Effect of the Offer on the Market for the Shares; Stock Exchange
       Listing(s); Registration under the Exchange Act.........................  50
  12. Dividends and Distributions..............................................  51
  13. Conditions of the Offer..................................................  52
  14. Certain Legal Matters; Regulatory Approvals..............................  53
  15. Fees and Expenses........................................................  55
  16. Miscellaneous............................................................  56

Schedule I Directors and Executive Officers of Sodexho, the Purchaser and Bellon S.A.

ANNEX A    Agreement and Plan of Merger
ANNEX B    Opinion of UBS Warburg LLC
ANNEX C    General Corporation Law of Delaware Section 262

                               SUMMARY TERM SHEET

   SMS Acquisition Corp., a wholly-owned subsidiary of Sodexho Alliance, S.A., is offering to purchase all of the outstanding shares of Common Stock, par value $1.00 per share, of Sodexho Marriott Services, Inc. ("SMS"), together with the associated preferred stock purchase rights (collectively, the "Shares"), other than Shares already owned by Sodexho Alliance, S.A. and its subsidiaries, for $32.00 per Share net to the seller in cash pursuant to the Merger Agreement. The following are some of the questions you, as a stockholder of SMS, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

   Our name is SMS Acquisition Corp. We are a Delaware corporation and a wholly-owned subsidiary of Sodexho Alliance, S.A., a French corporation ("Sodexho"). Sodexho was founded in 1966 by its current Chairman, Pierre Bellon. It is today the world leader in food and management services. With 286,000 employees and operations in 70 countries at 22,000 sites, Sodexho generated Euro 10.5 billion in sales in its fiscal year ended August 31, 2000. Sodexho has held 29,949,925 Shares since SMS's formation in 1998, which currently represents about 47.1 percent of SMS.

What are the classes and amounts of securities sought in the Offer?

   We are seeking to purchase all of the outstanding Shares that Sodexho does not already own. The Offer is conditioned upon the tender of a number of Shares that, together with the Shares then owned by Sodexho or any of its subsidiaries, represents at least a majority of the Shares outstanding on a fully-diluted basis.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

   We are offering to pay $32.00 per Share, net to you, in cash. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Do you have the financial resources to make payment?

   We will need approximately $1.15 billion to purchase all Shares that Sodexho does not already own pursuant to the Offer, to cash out certain employee stock options in the Merger and to pay related fees and expenses. We intend to fund this amount through borrowings under a credit agreement with a group of lenders. See "The Offer--Source and Amount of Funds" for a description of the credit agreement. The Offer is not subject to any financing condition.

What does SMS's Board of Directors think of the Offer?

   The Board of Directors of SMS (the "SMS Board"), by unanimous decision of those directors participating and based upon the recommendation of a Special Committee of independent directors of the SMS Board (the "Special Committee"):

     (1) has determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of SMS and its stockholders (other than Sodexho);

     (2) has approved and declared advisable the Merger Agreement; and

     (3) has resolved to recommend that SMS's stockholders accept the Offer and approve the Merger Agreement if submitted for their approval. See "Special Factors--Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger--Recommendation of the Special Committee and the SMS Board."

Is your financial condition relevant to my decision to tender in the Offer?

   Because the form of payment consists solely of cash and the Offer is not conditioned on our ability to obtain financing, we do not think our financial condition is relevant to your decision whether to tender in the Offer. We have arranged for the financing of this transaction under a credit agreement with a group of lenders. See "The Offer--Source and Amount of Funds."

How long do I have to decide whether to tender in the Offer?

   You have until at least 12:00 Midnight, New York City time, on Thursday, June 14, 2001, to tender your Shares in the Offer. Further, if you cannot deliver everything required to make a valid tender to EquiServe Trust Company, N.A. ("EquiServe" or the "Depositary"), the depositary for the Offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in "The Offer--Procedure for Tendering Shares." In addition, if we decide to include a subsequent offering period in the Offer as described under "The Offer--Extension of Tender Period; Termination; Amendment; Subsequent Offering Period", you will have an additional opportunity to tender your Shares. We have not at this time made a final decision to include or not to include a subsequent offering period.

Can the Offer be extended and under what circumstances?

   Subject to the terms of the Merger Agreement, we can extend the Offer. We might extend, for instance, if any conditions to the Offer have not been satisfied or waived prior to the expiration of the Offer or, for a period of up to ten business days, if all of the conditions to the Offer are satisfied or waived, but the number of Shares validly tendered and not withdrawn is insufficient to result in Sodexho and its subsidiaries owning at least 90% of the then outstanding number of Shares on a fully-diluted basis. We may establish a subsequent offering period of up to 20 business days under certain circumstances. See "The Offer--Extension of Tender Period; Termination; Amendment; Subsequent Offering Period." If you do not tender your Shares during the initial offering period or the subsequent offering period (if any), you will have to wait until after the Merger is completed to receive cash consideration for your Shares.

How will I be notified if the Offer is extended?

   If we decide to extend the Offer, we will inform EquiServe, the depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

What are the most significant conditions to the Offer?

   We are not obligated to purchase any Shares unless the number of Shares validly tendered and not withdrawn, together with the Shares then owned by Sodexho or any of its subsidiaries, represents at least a majority of the Shares outstanding on a fully-diluted basis. For other conditions to the Offer, see "The Offer--Conditions of the Offer."

How do I tender my Shares?

   To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to EquiServe, the depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the Depositary prior to the expiration of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three New York Stock Exchange trading days. However, the Depositary must receive the missing items within that three trading day period.

Until what time can I withdraw tendered Shares?

   You can withdraw tendered Shares at any time until the Offer has expired and, if we have not by July 15, 2001, agreed to accept your Shares for payment, you can withdraw them at any time until we accept Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is included. See "The Offer--Withdrawal Rights."

How do I withdraw tendered Shares?

   To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to EquiServe while you have the right to withdraw the Shares. See "The Offer--Withdrawal Rights."

When and how will I be paid for my tendered Shares?

   Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered and not withdrawn promptly after the Expiration Date.

   We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with EquiServe, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by EquiServe of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in "The Offer--Procedure for Tendering Shares"), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

Will the Offer be followed by a merger?

   If we purchase Shares in the Offer and the other conditions to the Merger are satisfied or waived (where permissible), the Purchaser will be merged with and into SMS. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of SMS. Furthermore, if as a result of our purchases in the Offer we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of SMS. If the Merger takes place, SMS will become a wholly-owned subsidiary of Sodexho, and all remaining stockholders (other than Sodexho and its subsidiaries and any SMS stockholders who properly exercise their appraisal rights under Delaware law) will receive $32.00 net per Share in cash (or any higher price per Share which is paid in the Offer).

Following the Offer, will SMS continue as a public company?

   If and when the Merger takes place, SMS will no longer be publicly owned. Even if the Merger does not take place, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the New York Stock Exchange (the "NYSE") or any other securities exchange and there may not be an active public trading market (or, possibly, any public trading market) for the Shares. As a result of the Merger, the registration of the Shares under the Securities Exchange Act of 1934, as amended (the

"Exchange Act"), will be terminated. Consequently, following the Merger, SMS will be relieved of the duty to file annual and other periodic reports and proxy and information statements under the Exchange Act, and its officers, directors and more than 10% stockholders will be relieved of the reporting requirements under, and the "short swing" profit liability provisions of,
Section 16 of the Exchange Act. SMS will no longer be a public company and its common stock will no longer be traded on the NYSE.

If I decide not to tender, how will the Offer affect my Shares?

   If the Merger takes place, stockholders not tendering in the Offer (other than Sodexho and its subsidiaries) will receive the same amount of cash per Share which they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place (and you do not exercise your appraisal rights under Delaware law), the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares is that you will be paid earlier if you tender your Shares in the Offer. Stockholders who hold Shares at the time of the Merger will also be entitled to appraisal rights under Delaware law. See "Special Factors--Appraisal Rights." If for some reason the Merger does not take place and the Offer is consummated, the number of stockholders and Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, any public trading market) for the Shares, which may affect prices at which Shares trade. Also, as described above, SMS may cease making certain filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies.

What is the market value of my Shares as of a recent date?

   On January 24, 2001, the last full trading day before public announcement of Sodexho's initial proposal to acquire all Shares it did not already own, the closing price per Share on the NYSE was $24.875. On May 1, 2001, the last full trading day before public announcement of the Merger Agreement, the closing price per Share on the NYSE was $29.50. On May 15, 2001, a recent trading day before the date of this Offer to Purchase, the closing price per Share on the NYSE was $31.75. We advise you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

Who can I talk to if I have questions about the Offer?

   You can call MacKenzie Partners, Inc., the Information Agent for the Offer, at (800) 322-2885 (toll free) or (212) 929-5500 (call collect) or Goldman, Sachs & Co., the Dealer Manager for the Offer, at (800) 323-5678 (toll free) or
(212) 902-1000 (call collect).

Are there transactions between Sodexho and SMS?

   Yes. When Sodexho acquired Shares of SMS in 1998, the companies entered into a number of agreements to govern the ongoing relationship between the parties. These agreements include a Stockholder Agreement, a Tax Sharing Agreement, a Royalty Agreement, an Assistance Agreement and a Guaranty Agreement. See "Special Factors--Related Party Transactions."

What are the tax consequences to me of the transaction?

   If your Shares are accepted for payment pursuant to the Offer, you will generally recognize gain or loss measured by the difference between the cash you receive and your tax basis in the Shares tendered. See "The Offer--Certain United States Federal Income Tax Consequences."

To the Holders of Common Stock of Sodexho Marriott Services, Inc.:

                                  INTRODUCTION

   SMS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Sodexho Alliance, S.A., a French corporation ("Sodexho"), hereby offers to purchase all of the outstanding shares of Common Stock, par value $1.00 per share, of Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of October 8, 1993, as amended, between SMS and The Bank of New York, as Rights Agent (collectively the "Shares"), other than Shares already owned by Sodexho and its subsidiaries, for $32.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). You will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Goldman, Sachs & Co. (the "Dealer Manager"), EquiServe Trust Company, N.A. ("EquiServe" or the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See "The Offer--Fees and Expenses."

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 1, 2001 (the "Merger Agreement") among SMS, Sodexho and the Purchaser. The Merger Agreement provides that following completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, the Purchaser will be merged into SMS (the "Merger"), with SMS continuing as the surviving corporation (the "Surviving Corporation"), which will be wholly-owned by Sodexho. At the effective time of the Merger (the "Effective Time"), (1) each Share issued and outstanding immediately prior to the Effective Time (other than Shares of holders exercising appraisal rights, as described below in "Special Factors--Appraisal Rights," and Shares to be cancelled as provided in (2) below) will be converted into the right to receive the Offer Price in cash (the "Merger Consideration"); and (2) each Share held in the treasury of SMS or owned by Sodexho or any of its subsidiaries immediately prior to the Effective Time will be cancelled, and no payment or distribution will be made with respect to such Shares; see "Special Factors--The Merger Agreement" for a description of the Merger and the Merger Agreement.

   The Board of Directors of SMS ("SMS Board"), by unanimous decision of those directors participating and based upon the recommendation of a special committee of independent directors of the SMS Board (the "Special Committee"):


     (1) has determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of SMS and its stockholders (other than Sodexho);

     (2) has approved and declared advisable the Merger Agreement; and

     (3) has resolved to recommend that SMS's stockholders accept the Offer and approve the Merger Agreement if submitted for their approval. See "Special Factors--Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger--Recommendation of the Special Committee and the SMS Board."

   Messrs. Pierre Bellon, Bernard Carton and Edouard de Royere, each a director on the SMS Board, did not participate in this meeting (or any other SMS Board meeting in which the acquisition proposal was discussed) in light of their positions as Sodexho's designees on the SMS Board. See "Special Factors-- Recommendation of the Special Committee to the SMS Board; Fairness of the Offer and the Merger."

   UBS Warburg LLC ("UBS Warburg"), the financial advisor to the Special Committee, has delivered to the Special Committee its written opinion that as of the date of the opinion the consideration to be received by the holders of Shares (other than Sodexho and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders. See "Special Factors-- Opinion of Financial Advisor."

   This Offer is conditioned upon the tender of a number of Shares that, together with the Shares then owned by Sodexho or any of its subsidiaries, represents at least a majority of the Shares outstanding on a fully-diluted basis. The Offer is also subject to certain other conditions. See "The Offer-- Conditions of the Offer."

   SMS has advised Sodexho that to the best of its knowledge each of its executive officers and directors, other than those individuals, if any, for whom the tender of Shares could cause them liability under the provisions of
Section 16(b) of the Exchange Act or to the extent their Shares are restricted shares, intends to tender all of his or her Shares pursuant to the Offer.

   If, as a result of the purchase of Shares pursuant to the Offer, Sodexho and the Purchaser own in the aggregate at least 90% of the outstanding Shares, then Sodexho will contribute any of its Shares to the Purchaser and the Purchaser will effect the Merger as a short-form merger under the Delaware General Corporation Law (the "DGCL"), without a vote of the stockholders of SMS. If, following the purchase of Shares pursuant to the Offer, Sodexho and the Purchaser own in the aggregate less than 90% of the outstanding Shares, SMS, Sodexho, and the Purchaser have agreed to take certain actions necessary to seek stockholder approval and effect a long-form merger pursuant to the DGCL. See "Special Factors--The Merger Agreement." If a vote of the stockholders of SMS is necessary to effect the Merger, Sodexho has agreed in the Merger Agreement to vote or cause to be voted all Shares owned by it or any of its subsidiaries in favor of adoption of the Merger Agreement.

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

 Formation of SMS

   SMS is the result of the combination in March 1998 of the operations of Marriott Management Services and Sodexho North America. On March 27, 1998, Marriott International, Inc. spun off its lodging, senior living and distribution services businesses to its stockholders, retaining its Marriott Management Services business. Immediately thereafter, the Marriott Management Services business was merged with the North American operations of Sodexho and the company changed its name to Sodexho Marriott Services, Inc. In connection with the merger, Sodexho received 29,949,925 Shares, which at that time represented 48.4% of the outstanding common stock of SMS.

   In March 1998, SMS and Sodexho entered into a number of agreements. These agreements include: a Stockholder Agreement, a Tax Sharing Agreement, a Royalty Agreement, an Assistance Agreement and a Guaranty Agreement. Under the Stockholder Agreement, Sodexho is entitled to designate three directors to the eight-member SMS Board. Under the Tax Sharing Agreement, the parties made certain representations and agreements with respect to the tax treatment of the 1998 transaction, including a restriction on Sodexho's ability to acquire a 50 percent or greater ownership interest in SMS before March 27, 2001. Under the Royalty Agreement, SMS has the right to use the name "Sodexho" in connection with SMS's operations in the United States and Canada for a period of ten years. The annual royalty rate was initially 0.05 percent of the annual gross revenues of SMS until March 27, 2001 and thereafter was to be a rate negotiated by the parties in good faith based on the fair market value. As described below, the parties have agreed to extend the initial 0.05 percent rate until August 31, 2001. Under the Assistance Agreement, Sodexho provides various services to SMS, including services relating to purchasing, catering, site support, marketing, management and administration, legal, fiscal, human resources, communications and cash management. The annual fee for these services is currently 0.15 percent of SMS's annual gross revenues. Each year, the independent directors of SMS assess the fair market value of the services that Sodexho provides to SMS to confirm that it exceeds the combined fee paid by SMS under the Royalty Agreement and the Assistance Agreement. Under the Guaranty Agreement, Sodexho guarantees SMS's obligations under its $620 million credit facility. SMS pays Sodexho a guarantee fee of 0.50 percent per annum of the outstanding amount under this facility.

   On March 26, 2001, SMS sent to Sodexho a proposed amendment to the Royalty Agreement to extend the 0.05 percent royalty rate beyond its initial expiration date of March 27, 2001 until August 31, 2001 in light of the pending acquisition proposal from Sodexho. After initially rejecting this request, on April 9, 2001 Sodexho accepted the proposed extension.

 Recent Contacts and Negotiations

   In April 2000, Sodexho management began to consider various alternatives with respect to its investment in SMS. In October 2000, Sodexho retained Goldman Sachs International ("Goldman Sachs") as its financial advisor in connection with the consideration of these alternatives. Throughout October, November and December of 2000, Sodexho, together with representatives of Goldman Sachs and Davis Polk & Wardwell ("Davis Polk"), legal counsel to Sodexho, evaluated several options, including maintaining or increasing its stake in SMS, making an offer for all publicly-held Shares, and increasing its representation on the SMS Board. In January 2001, Sodexho management decided to recommend to the Sodexho board of directors that Sodexho should pursue an offer for all Shares held by the public. Sodexho's reasons for pursuing an offer are discussed under "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Sodexho for the Offer and the Merger."

   At a meeting on January 24, 2001, Sodexho's board of directors authorized an offer at $27.00 per Share. Immediately after the meeting, Pierre Bellon, Chairman and Chief Executive Officer of Sodexho, together with a representative of Davis Polk, called William J. Shaw, Chairman of the Board of SMS, and Robert
A. Stern,

Senior Vice President and General Counsel of SMS, to propose that Sodexho acquire all Shares it did not already own for $27.00 per Share in cash. After the call, Mr. Bellon sent a letter to Mr. Shaw confirming the proposal and stating that Sodexho would not consider a sale of any portion of its SMS stake. The following morning, on January 25, 2000, Sodexho issued a press release announcing its proposal.

   On January 29, 2001, the SMS Board met to discuss the Sodexho proposal. Because Sodexho is the beneficial owner of approximately 47% of the outstanding common stock of SMS and certain of the SMS directors (Pierre Bellon, Bernard Carton and Edouard de Royere) serve on the SMS Board as representatives of Sodexho and may have an interest in the consummation of the proposal that conflicts with the interests of SMS and its other stockholders, the SMS Board formed a Special Committee composed of two independent directors, Daniel J. Altobello, a private investor and former Chairman of Onex Food Services, Inc., and Mary S. Metz, President of the S.H. Cowell Foundation. The SMS Board appointed Mr. Altobello as chairman of the Special Committee. Neither member of the Special Committee is an officer or employee of SMS, Sodexho or any of their affiliates. The SMS Board delegated to the Special Committee, among other things, the responsibility and authority to review, evaluate and, if appropriate, negotiate the terms of the proposal. Sodexho's designees on the SMS Board, Pierre Bellon, Bernard Carton and Edouard de Royere, attended the meeting but did not participate in the discussion or vote. Later on January 29, 2001, SMS publicly announced the formation of the Special Committee.

   The Special Committee was authorized by the SMS Board to retain independent financial and legal advisors to assist it in its evaluation of the Sodexho proposal. During February 2001, the members of the Special Committee received presentations from several internationally recognized investment banking firms for the purpose of retaining independent financial advisors to the Special Committee and ultimately decided to retain UBS Warburg. During this month the Special Committee also conducted interviews with several nationally recognized law firms, and retained Shaw Pittman, Washington, D.C. ("Shaw Pittman"), as its legal advisor and Potter Anderson & Corroon LLP, Wilmington, Delaware ("Potter Anderson"), as its Delaware legal advisor.

   On February 21, 2001, the Special Committee held its first meeting at the offices of Shaw Pittman. At the meeting, Potter Anderson advised the Special Committee as to its fiduciary duties and responsibilities in considering and acting upon the acquisition proposal. The Special Committee also discussed with its legal advisors and UBS Warburg various possible deal structures, current conditions in the financial markets, and the implications of Sodexho's statement in its January 24, 2001 letter that it would not consider a sale of any portion of its ownership interest in SMS as part of any alternative to its proposal.

   On February 26, 2001, at the Sodexho annual shareholders meeting, Pierre Bellon spoke briefly about the pending proposal to acquire SMS, noting that at the $27.00 per Share price, the accretion to Sodexho's earnings was limited and Sodexho intended to pursue the acquisition only if it would clearly benefit Sodexho's shareholders.

   On February 27, 2001, at the direction of the Special Committee, SMS entered into an engagement letter with UBS Warburg and issued a press release announcing that the Special Committee had retained financial and legal advisors.

   On February 28, 2001, UBS Warburg began its financial due diligence review of SMS, which included a review of public and non-public documents relating to SMS, including historical and projected financial information, as well as research reports, industry information and various agreements to which SMS is a party.

   On March 5, 2001, representatives of UBS Warburg and Shaw Pittman met with SMS senior management to discuss SMS's business, prospects and financial objectives, including management's financial forecasts for the period from September 2, 2000 through September 2, 2005. On that day, Shaw Pittman commenced its legal due diligence review of SMS.

   On March 13, 2001, the Special Committee held a telephonic meeting during which a summary of the due diligence review by UBS Warburg was discussed. The Special Committee reviewed with UBS Warburg a number of factors, including management's financial projections, the potential financial impact on SMS of a favorable determination by the federal government with respect to SMS's bids on two military contracts and the consequences to SMS of a potential acquisition by Sodexho of Wood Management Services, a competitor of SMS. The Special Committee also discussed with UBS Warburg some of SMS's strengths and weaknesses, including its market position, its customer base, its balance sheet, its prospects for growth, the effect of changes in the labor market and the health care industry and certain factors relating to SMS's ability to expand internationally. The Special Committee asked UBS Warburg to prepare a valuation analysis of SMS.

   On March 13, 2001, Shaw Pittman called Davis Polk to report that the Special Committee had instructed UBS Warburg to contact Goldman Sachs to facilitate any confirmatory due diligence that Sodexho would like to perform, subject to the parties signing a confidentiality agreement. Davis Polk responded that in view of Sodexho's existing knowledge of SMS's operations through its participation on the SMS Board since 1998, Sodexho had concluded that it needed little additional due diligence material. On April 5, 2001, Sodexho and SMS signed a confidentiality agreement.

   In the course of its evaluation of Sodexho's proposal throughout February and March 2001, the Special Committee concluded, in light of Sodexho's statement that it would not consider a sale of its interest in SMS, that an acquisition of SMS by a third party was not a feasible alternative. Accordingly UBS Warburg was not authorized to and did not solicit indications of interest from any third party with respect to an acquisition of SMS.

   On March 15, 2001, SMS issued a press release announcing that SMS had been awarded two military contracts with anticipated revenues of $850 million over eight years.

   On March 22, 2001, representatives of UBS Warburg and Goldman Sachs met in New York to discuss their respective client's approaches to valuation. UBS Warburg advised Goldman Sachs that UBS Warburg's preliminary financial analysis indicated that SMS was worth more than $27.00 per Share and suggested that Goldman Sachs and Sodexho refine their analysis of SMS with a view to making a higher offer.

   On March 29, 2001, representatives of UBS Warburg and Goldman Sachs spoke via conference call to discuss in further detail approaches to valuation of the transaction. During this conference call Goldman Sachs focused in particular on the accretion/dilution impact of the transaction to Sodexho's earnings per share.

   On April 9, 2001, representatives of UBS Warburg and Goldman Sachs spoke via conference call to review Goldman Sachs' model with respect to the accretion/dilution impact of the transaction to Sodexho. UBS Warburg and Goldman Sachs agreed on the technical aspects of the accretion/dilution analysis, but disagreed on whether the appropriate measure of accretion/dilution was before or after amortization of goodwill.

   On April 11, 2001, the Special Committee held a telephonic meeting at which UBS Warburg reported to the Special Committee on its communications with Goldman Sachs. The Special Committee discussed negotiating strategies for UBS Warburg to use with Goldman Sachs, as well as due diligence requests by Sodexho. After discussions with its legal advisors, the Special Committee provided guidance to UBS Warburg for further negotiations.

   On April 12, 2001, representatives of UBS Warburg and Goldman Sachs met in New York. The discussion focused mainly on valuation metrics. At this meeting, UBS Warburg conveyed the Special Committee's formal rejection of Sodexho's $27.00 offer. On instructions from Sodexho, Goldman Sachs indicated that Sodexho would be willing to increase its offer to $30.00 per Share. UBS Warburg and Goldman Sachs discussed timing generally, including Sodexho's upcoming board meeting and delivery of a draft of the Merger Agreement. Following that meeting, representatives of UBS Warburg contacted the members of the Special Committee to advise them of the proposed increase in the offer price.

   On April 17, 2001, Davis Polk sent a draft of the Merger Agreement to Shaw Pittman.

   In a series of conversations between April 17, 2001 and April 22, 2001, UBS Warburg indicated that the Special Committee would be unlikely to support an offer at $30.00 per Share and would consider a transaction at a price per Share in the mid-$30s. At Sodexho's request, Goldman Sachs informed UBS Warburg that Sodexho would not consider a transaction at or anywhere near $35.00 per Share. Additionally, Goldman Sachs explained that Sodexho's board was scheduled to meet on April 25, 2001 and would at that meeting determine whether to proceed with the transaction or publicly announce termination of discussions. On behalf of Sodexho, Goldman Sachs requested clarification regarding the Special Committee's view on price before the Sodexho board meeting.

   On April 20, 2001, representatives of Shaw Pittman had a telephone conference with representatives of Davis Polk in which they expressed their preliminary views regarding the principal issues raised by their review of the draft Merger Agreement, including that the proposed $75 million fee payable to Sodexho by SMS upon termination of the Merger Agreement by SMS under certain conditions was unacceptably high, and that the representations and warranties of the parties in the draft Merger Agreement should be substantially modified.

   On April 23, 2001, the Special Committee held a telephonic meeting during which UBS Warburg formally reported to the Special Committee that on April 12, 2001, Goldman Sachs had indicated to it that Sodexho would be willing to raise its offer to $30.00 per Share. The Special Committee provided further guidance to UBS Warburg as to price negotiations. The Special Committee also discussed the draft Merger Agreement with its legal advisors and provided guidance as to the negotiation of the Merger Agreement. The Special Committee noted that SMS's management had prepared an analysis of the treatment of stock options in connection with the proposed transaction with Sodexho. The Special Committee agreed to defer consideration of management's analysis until the parties had reached agreement on price.

   Following this meeting, UBS Warburg called Goldman Sachs and reported that the Special Committee had rejected the offer at $30.00 per Share and repeated that the Special Committee believed that a price per Share in the mid-$30s was appropriate.

   On April 24, 2001, Shaw Pittman sent Davis Polk a markup of the Merger Agreement reflecting the comments of the Special Committee and its advisors. Also on April 24, 2001, at Sodexho's request, representatives from SMS and Shaw Pittman participated in a conference call with Sodexho to answer questions relating to SMS equity-based compensation.

   On April 25, 2001, the Sodexho board of directors met in Paris and authorized a best and final offer of $32.00 per Share in cash. On instructions from the Sodexho board, Goldman Sachs spoke with UBS Warburg and sent a letter to Mr. Altobello, confirming that $32.00 per Share was Sodexho's best and final price. In view of this, and noting that it was not in the interest of either party to needlessly prolong discussions, Sodexho indicated to Mr. Altobello that, unless accepted by 5:00 p.m. Eastern Time on April 26, 2001, the offer would expire and, consistent with its disclosure obligations, Sodexho would publicly announce the termination of discussions. Later that evening, Davis Polk provided Shaw Pittman with a draft press release regarding such an announcement.

   The Special Committee held a telephonic meeting on the evening of April 25, 2001 to discuss the April 25, 2001 letter. At the request of the Special Committee, UBS Warburg discussed its preliminary views regarding the fairness of the $32.00 proposal. The Special Committee instructed UBS Warburg to respond to Sodexho's statement that $32.00 per Share was its best and final offer with a counteroffer of $32.50 per Share.

   On the morning of April 26, 2001, UBS Warburg called Goldman Sachs to request that Sodexho increase its offer to $32.50 per Share. After consultation with Sodexho, Goldman Sachs advised UBS Warburg that Sodexho would under no circumstances increase its offer. Following that discussion, the Special Committee held a telephonic meeting in order to discuss Sodexho's response. UBS Warburg reported that Goldman Sachs had confirmed Sodexho's position that the $32.00 proposal was Sodexho's best and final offer and that UBS Warburg believed it could deliver a fairness opinion based on that price. The Special Committee agreed that it would end negotiations with Sodexho as to price and accept the offer subject to certain conditions, including negotiation by counsel of a definitive Merger Agreement on terms acceptable to the Special Committee, receipt and review by the Special Committee of an updated financial analysis by UBS Warburg, and the delivery by UBS Warburg of a fairness opinion. Representatives of UBS Warburg then so advised Goldman Sachs. Later that evening, Shaw Pittman distributed to management of SMS for the first time the marked-up version of the draft Merger Agreement, and indicated to Davis Polk that management was expected to make a number of proposals regarding treatment of options and other related compensation issues.

   The next morning, Davis Polk and Shaw Pittman met in New York to discuss the Merger Agreement. The parties made progress on many issues, including the scope of the parties' respective representations and warranties, but were unable to resolve several important points. In particular, the size of the break-up fee, the right of Sodexho to match any competing offer made for SMS, and Sodexho's ability to terminate the Offer because of a material adverse change in SMS's business were left open at the end of the meeting. On that same day and over the course of the weekend, SMS management also began discussions with Davis Polk about the treatment in the transaction of various stock-based awards held by SMS employees.

   On April 29 and 30, 2001, UBS Warburg provided the Special Committee with a summary of its financial analysis of Sodexho's proposal.

   On Monday, April 30, 2001 and Tuesday, May 1, 2001 Shaw Pittman, Davis Polk and SMS management continued to discuss the remaining open issues on the Merger Agreement. These issues were resolved on the afternoon of May 1, 2001, with Sodexho agreeing, among other things, to reduce the break-up fee to $20 million. On the evening of May 1, 2001, the Special Committee held a telephonic meeting with its legal and financial advisors. UBS Warburg reviewed with the Special Committee its financial analyses and orally expressed its opinion (subsequently confirmed in writing) that as of the date of the opinion $32.00 per Share is fair to the SMS stockholders (other than Sodexho and its affiliates) from a financial point of view. In addition, Shaw Pittman reviewed with the Special Committee the principal terms of the Merger Agreement, including the changes made as a result of the negotiations that took place from April 27, 2001 through May 1, 2001. After further discussion and consideration of the advice of its financial and legal advisors, the Special Committee (1) determined that it is fair to and in the best interests of SMS and its stockholders (other than Sodexho and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law, (2) resolved to recommend that the SMS Board approve and declare advisable the Offer, the Merger and the Merger Agreement, and (3) resolved to recommend that the SMS stockholders accept the Offer, tender their Shares pursuant thereto and adopt the Merger Agreement and the Merger if submitted for their approval.

   Later in the evening of May 1, 2001, a meeting of the SMS Board was convened at the offices of Shaw Pittman to discuss the transaction and consider the recommendation of the Special Committee. All board members were present except Messrs. Bellon, Carton and de Royere, Sodexho's designees on the SMS Board, who did not attend the meeting in light of the subject matter being considered. At the meeting, the Special Committee advised the SMS Board of its conclusions. In addition, the financial and legal advisors to the Special Committee made oral presentations to the SMS Board summarizing the financial analysis of the proposed transaction and the Merger Agreement. After discussions with the Special Committee's financial and legal advisors, the SMS Board, by unanimous decision of those directors in attendance, (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of SMS and its stockholders (other than Sodexho), (2) approved and declared advisable the Merger Agreement and (3) resolved to recommend that SMS's stockholders accept the Offer and approve the Merger Agreement if submitted for their approval.

   On the evening of May 1, 2001, the parties executed the Merger Agreement.

   On May 2, 2001, Sodexho and SMS announced in separate press releases that the parties had executed the Merger Agreement providing for the Offer and the acquisition of all Shares held by the public at a price of $32.00 per Share.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE SMS BOARD; FAIRNESS OF THE OFFER AND THE MERGER

Recommendation of the Special Committee and the SMS Board

   The Special Committee, at a meeting held on May 1, 2001:

     (1) determined that it is fair to and in the best interests of SMS and its stockholders (other than Sodexho and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law;

     (2) resolved to recommend that the SMS Board approve and declare advisable the Offer, the Merger and the Merger Agreement; and

     (3) resolved to recommend that SMS's stockholders accept the Offer, tender their shares pursuant thereto and adopt the Merger Agreement and the Merger if submitted for their approval.

   On May 1, 2001, the SMS Board, by unanimous decision of those directors participating and based upon the recommendation of the Special Committee:

     (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of SMS and its stockholders (other than Sodexho);

     (2) approved and declared advisable the Merger Agreement; and

     (3) resolved to recommend that SMS's stockholders accept the Offer and approve the Merger Agreement if submitted for their approval.

   Messrs. Pierre Bellon, Bernard Carton and Edouard de Royere did not attend the meeting in light of their positions, in the case of Mr. Bellon as Chairman and Chief Executive Officer of Sodexho, in the case of Mr. Carton as Senior Vice President and Chief Financial Officer of Sodexho, and in the case of Mr. de Royere as a director of Sodexho.

Fairness of the Offer and the Merger

 The Special Committee

   In reaching the recommendations described above, the Special Committee considered a number of factors, including the following:

   1. SMS Operating and Financial Condition. The Special Committee took into account the current and historical financial condition and results of operations of SMS, as well as the prospects and strategic objectives of SMS, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the food services and facilities management industries.

   2. Transaction Financial Terms/Premium to Market Price. The Special Committee considered the relationship of the Offer Price to the historical market price of Shares. The Offer Price represents a premium of 28.6% over the closing price per share on January 24, 2001, the day before the public announcement of Sodexho's preliminary proposal to acquire all of the outstanding Shares, a premium of 30.9% over the closing price per Share one week prior to Sodexho's announcement, a premium of 53.8% over the closing price per Share one month prior to Sodexho's announcement, and a premium of 18.5% over Sodexho's initial offer price of $27 per Share. The Special Committee discussed with its financial advisors whether, in comparing the premiums represented by the Offer Price with premiums paid in comparable transactions, it would be most appropriate to compare the proposed transaction with transactions in which a controlling stockholder acquires from the public the remaining interest in a company rather than transactions in which a buyer acquires a controlling interest in a company.

   The Special Committee believes that, after extensive negotiations on its behalf with Sodexho's representatives, SMS has obtained the highest price per Share that Sodexho is willing to pay. The Special Committee took into account the fact that the terms of the Offer were determined through extensive negotiations between Sodexho and SMS and its financial and legal advisors, all of whom are unaffiliated with Sodexho. The Special Committee also considered the risk that further price negotiations with Sodexho could cause Sodexho to abandon the transaction.

   The Special Committee also considered the form of consideration to be paid to SMS's stockholders in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock. The Special Committee was aware that the consideration to be received by SMS's stockholders in the Offer and the Merger would be taxable to such stockholders for federal income tax purposes.

   3. Strategic Alternatives. The Special Committee considered the fact that Sodexho currently owns approximately 47% of the capital stock of SMS. The Special Committee also took into account Sodexho's statement in its letter of January 24, 2001 that it has no interest in, and would not consider, a sale of any portion of its ownership interest in SMS as part of any alternative to its proposal. Accordingly, the Special Committee concluded that an acquisition of SMS by a third party was not a feasible alternative.

   4. UBS Warburg's Fairness Opinion. The Special Committee took into account presentations from UBS Warburg and the fairness opinion, dated May 1, 2001, that, based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of Shares (other than Sodexho and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders. A copy of the fairness opinion is attached to this Offer to Purchase as Annex B and incorporated herein by reference. For information regarding the analysis conducted by UBS Warburg, see "Special Factors--Opinion of Financial Advisor." SMS stockholders are urged to read the fairness opinion and the section entitled "Special Factors--Opinion of Financial Advisor" in their entirety. The Special Committee was aware that UBS Warburg becomes entitled to certain fees described under "The Offer--Fees and Expenses" upon the consummation of the Offer.

   5. Timing of Completion. The Special Committee considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement. In that regard, the Special Committee noted that stockholders who tender in the Offer would receive their consideration earlier than they would have had SMS pursued only a merger transaction. The Special Committee further noted that if sufficient Shares were tendered in the Offer to enable Sodexho to effect a merger without a stockholder vote then all the stockholders would receive their consideration more quickly than they would have had SMS pursued a merger transaction that required a stockholder vote.

   6. Limited Conditions to Consummation. The Special Committee considered the fact that the obligation of Sodexho to consummate the Offer and the Merger is subject to a limited number of conditions, including, among others, the condition that sufficient Shares be tendered that, when added to the Shares already owned by Sodexho and its affiliates, would give Sodexho and its affiliates a majority of the outstanding Shares on a fully-diluted basis. The Special Committee also considered the fact that consummation of the Offer and the Merger is not subject to a financing condition. Subject to the limited conditions set forth in the Merger Agreement, Sodexho is required to purchase Shares in the Offer. Once Sodexho purchases any Shares in the Offer, Sodexho will be obligated to consummate the Merger subject to the limited conditions set forth in the Merger Agreement.

   7. Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer and who perfect their appraisal rights will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required, as described under "Special Factors--Appraisal Rights."

   8. Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of both SMS and Sodexho discussed below under "Special Factors-- Interests of Certain Persons in the Offer and the Merger."

 The SMS Board

   In reaching its determinations referred to above, the SMS Board considered the following factors, each of which, in the view of the SMS Board, supported such determinations:

     (1) the conclusions and recommendations of the Special Committee;

     (2) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of UBS Warburg that, based upon and subject to the assumptions stated therein, the $32.00 per Share to be received by SMS's stockholders (other than Sodexho and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such stockholders, and the financial analysis presented by UBS Warburg to the SMS Board; and

     (3) the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of extensive negotiations between the Special Committee and Sodexho.

   The members of the SMS Board, including the members of the Special Committee but excluding members who are directors or officers of Sodexho, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of SMS, and based upon the advice of financial and legal advisors.

   The SMS Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair based upon a number of factors, including:

     (1) the fact that the Special Committee consisted of independent directors appointed to represent the interests of SMS's stockholders (other than Sodexho and its affiliates);

     (2) the fact that the Special Committee retained and was advised by its own independent legal counsel;

     (3) the fact that the Special Committee retained and was advised by UBS Warburg, as its independent financial advisor, to assist it in evaluating a potential transaction with Sodexho;

     (4) the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and the alternatives thereto; and

     (5) the fact that the Offer Price resulted from extensive bargaining between representatives of the Special Committee, on the one hand, and representatives of Sodexho, on the other.

   The SMS Board and the Special Committee recognized that, while the consummation of the Offer and the Merger will result in all stockholders (other than Sodexho and its affiliates) being entitled to receive $32.00 per Share in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than Sodexho and its affiliates) to participate in the benefit of increases, if any, in the value of SMS's business following the Merger. Nevertheless, the Special Committee and the SMS Board concluded that this fact did not justify foregoing the receipt of the immediate cash premium represented by the Offer Price.

   Neither the Special Committee nor the SMS Board considered the liquidation of SMS's assets to be a viable course of action. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

   In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the SMS Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

   The foregoing discussion of the information and factors considered by the Special Committee and the SMS Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the SMS Board. SMS's executive officers have not been asked to make a recommendation as to the Offer or the Merger.

OPINION OF FINANCIAL ADVISOR

   Under the terms of an engagement letter dated February 27, 2001, the Special Committee retained UBS Warburg to provide financial advisory services and a financial fairness opinion to the Special Committee in connection with the Offer and the Merger. At the meeting of the Special Committee held on May 1, 2001, UBS Warburg delivered its oral opinion to the effect that, as of that date and based on and subject to the matters described in the opinion, the $32.00 per Share cash consideration to be received by the holders of the Shares (other than Sodexho and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders.

   THE FOLLOWING SUMMARY OF THE UBS WARBURG OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. THE FULL TEXT OF THE OPINION SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN, BY UBS WARBURG. THE OPINION IS INCLUDED AS ANNEX B TO THIS OFFER TO PURCHASE AND IS INCORPORATED IN THIS OFFER TO PURCHASE BY REFERENCE. THE OPINION WILL ALSO BE MADE AVAILABLE FOR INSPECTION AND COPYING AT THE PRINCIPAL EXECUTIVE OFFICES OF SMS DURING ITS REGULAR BUSINESS HOURS BY ANY INTERESTED STOCKHOLDER OF SMS OR REPRESENTATIVE WHO HAS BEEN SO DESIGNATED IN WRITING. WE ENCOURAGE YOU TO READ CAREFULLY THE UBS WARBURG OPINION IN ITS ENTIRETY.

   UBS Warburg's opinion:

  . is directed to the Special Committee;

  . relates only to the fairness from a financial point of view of the $32.00 per Share cash consideration to be received by SMS stockholders (other than Sodexho and its affiliates) whose Shares are tendered in the Offer or converted in the Merger;

  . does not constitute a recommendation to any stockholder as to whether such stockholder should tender its Shares in the Offer or how such stockholder should vote with respect to the Merger; and

  . is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to UBS Warburg as of, the date of the opinion.

   In arriving at its opinion, UBS Warburg, among other things:

  . reviewed certain publicly available business and historical financial information relating to SMS;

  . reviewed the reported prices and trading activity for the Shares;

  . reviewed certain internal financial information and other data relating to the business and financial prospects of SMS, including estimates and financial forecasts prepared by management of SMS, that were provided to UBS Warburg by SMS and not publicly available;

  . conducted discussions with members of the senior management of SMS concerning the business and financial prospects of SMS;

  . reviewed publicly available financial and stock market data with respect to certain other companies in lines of business UBS Warburg believed to be generally relevant;

  . compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions which UBS Warburg believed to be generally relevant;

  . reviewed drafts of the Merger Agreement; and

  . conducted such other financial studies, analyses, and investigations, and considered such other information as UBS Warburg deemed necessary or appropriate.

   In connection with its review, with the Special Committee's consent, UBS
Warburg:

  . assumed that the final executed form of the Merger Agreement did not differ in any material respect from the drafts that UBS Warburg examined, and that SMS, Sodexho and Purchaser will comply with all the material terms of the Merger Agreement;
  . did not assume any responsibility for independent verification of any of the information reviewed by UBS Warburg for the purpose of this opinion and have relied on it as being complete and accurate in all material respects;

  . did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of SMS, nor was UBS Warburg furnished with any such evaluation or appraisal; and

  . assumed that the financial projections internally prepared by SMS were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SMS as to the future performance of SMS.

   UBS Warburg was not asked to, and did not, at the Special Committee's direction, offer any opinion as to the material terms of the Merger Agreement or the form of the transactions contemplated by the Merger Agreement. In addition, in connection with its engagement by the Special Committee, UBS Warburg was not authorized to and did not solicit indications of interest from any party with respect to a business combination with SMS.

   In preparing its opinion, UBS Warburg performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not susceptible to partial analysis or summary descriptions. In arriving at its opinion, UBS Warburg made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, UBS Warburg believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying the analyses set forth in its opinion.

   In performing its analyses, UBS Warburg made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of SMS. No company, transaction or business used in those analyses as a comparison is identical to SMS or its businesses or the Offer and the Merger, nor is an evaluation of the results entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the operating results, public trading or other values of the companies or transactions being analyzed.

   The estimates contained in the analyses performed by UBS Warburg and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. In addition, analyses relating to the value of securities do not purport to be appraisals or to reflect the prices at which a business might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

   The following is a summary of the material financial analyses used by UBS Warburg in connection with the rendering of its opinion. The financial analyses summarized below include information presented in tabular format. In order to understand the financial analyses fully, the tables must be read together with the text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

   Historical Stock Performance. UBS Warburg reviewed trading prices for the Shares prior to the announcement by Sodexho of its initial offer to purchase the outstanding Shares not owned by Sodexho or its affiliates on January 25, 2001. This share price performance review indicated that for the latest twelve months ended January 24, 2001, the low and high closing prices for the shares were $10.31 and $25.69, respectively. UBS Warburg also reviewed the closing price of the Shares on January 24, 2001 and average closing prices over periods prior to January 25, 2001 as set forth in the following table:

      Selected Statistics                                                Price
      -------------------                                                ------
      January 24, 2001 closing price.................................... $24.88
      30 day average.................................................... $22.58
      90 day average.................................................... $20.90
      52 week average................................................... $16.31

   Selected Comparable Public Company Analysis. UBS Warburg compared certain financial information, ratios and public market multiples for SMS to the corresponding data for the following eight publicly-traded food and facilities services companies:

  . ABM Industries, Inc.

  . Autogrill SpA

  . Chemed Corporation

  . Compass Group Plc

  . Elior

  . ISS A/S

  . Rentokil Initial Plc

  . The ServiceMaster Company

   UBS Warburg chose the selected companies because they were publicly-traded companies that, for purposes of the analysis, UBS Warburg considered reasonably similar to SMS in that these companies operate in the food and facilities services industry. These certain public companies may significantly differ from SMS based on, among other things, the size of the companies, the geographic coverage of the companies' operations and the particular segments of the food and facilities services industry in which the companies focus. UBS Warburg noted that several of the comparable companies are global businesses, are traded on foreign stock exchanges and have higher earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, margins than SMS.

   UBS Warburg reviewed, among other information, the comparable companies' multiples of total enterprise value, referred to as TEV, which consists of the market value on a fully-diluted basis of the particular company's equity plus total debt outstanding and minority interests of the particular company, minus cash, cash equivalents, marketable securities and unconsolidated investments to:

  . latest twelve months, referred to as LTM, EBITDA

   UBS Warburg also reviewed, among other information, the comparable companies' projected price/cash earnings per share multiples, referred to as P/Cash EPS, based on I/B/E/S International Inc., referred to as IBES, consensus earnings estimates and other published research analyst estimates all adjusted to exclude the amortization of goodwill for the calendar years ending December 31, 2001 and December 31, 2002.

   The SMS comparable companies analysis resulted in the following ranges of multiples as of April 27, 2001:

                                                                    Implied Multiple
       Multiple                                                        for SMS at
       Analysis          Multiple Range         Mean/Median         $32.00 per share
       --------          --------------         -----------         ----------------
   TEV/LTM EBITDA         7.4x to 15.4x         10.0x/10.0x              10.1x
   P/2001E Cash EPS      11.6x to 20.6x         14.9x/14.0x              19.1x
   P/2002E Cash EPS      11.7x to 17.7x         13.5x/12.7x              16.7x

   Selected Comparable Transaction Analysis. UBS Warburg reviewed publicly available financial information relating to the following certain mergers and acquisitions in the food and facilities services industry since November 1998:

   Acquiror                                Target
   --------                                ------
   Lufthansa AG........................... LSG SkyChefs
   Compass Group Plc...................... Selecta Group
   Compass Group Plc...................... Morrison Management Specialists, Inc.
   Ecolab, Inc............................ Henkel-Ecolab
   Granada Group Plc...................... Compass Group Plc
   Autogrill SpA.......................... Host Marriott Services Corp.
   The ServiceMaster Company.............. LandCare USA, Inc.

   UBS Warburg chose the certain transactions because they were business combinations that, for the purposes of the analysis, UBS Warburg considered to be reasonably similar to the Offer and the Merger in that these transactions involved companies in the food and facilities services industry. The certain transactions may differ significantly from the Offer and the Merger based on, among other things, the size of the transactions, the structure of the transactions, whether or not a change of control was effected, the expected synergies associated with the transactions and the dates that the transactions were announced and consummated.

   UBS Warburg reviewed, among other things, the TEV implied for each of the relevant transactions as a multiple of LTM EBITDA. UBS Warburg also reviewed the equity market value, referred to as EMV, when available, implied in the relevant transactions as a multiple of LTM cash earnings and the premiums paid one day, one week and one month prior to the announcement of the transactions where the target was a public company.

   The analysis indicated the following implied multiples and implied premiums for the certain transactions and for the Offer and the Merger:

                                                                 Implied
                                                             Multiple/Premium
     Multiple/Premium      Multiple/Premium                     for SMS at
         Analysis                Range         Mean/Median   $32.00 per share
     ----------------      ----------------    -----------   ----------------
   TEV/LTM EBITDA            7.2x to 17.6x     11.6x/9.4x         10.1x
   EMV/LTM Cash Earnings    14.6x to 36.3x     25.4x/25.1x        21.2x
   Premium to One Day        3.5% to 61.5%     27.1%/30.1%        28.6%
   Premium to One Week     (11.4%) to 78.7%    28.2%/30.4%        30.9%
   Premium to One Month     (8.9%) to 111.8%   41.5%/38.5%        53.8%

   All multiples for the certain transactions were based on publicly-available information at the time of the announcement of the particular transaction. LTM data for SMS was based on its applicable Form 10-K and 10-Q.

   Premiums Paid Analysis. UBS Warburg reviewed certain purchase price per share premiums paid in publicly-disclosed mergers and acquisitions and publicly-disclosed cash acquisitions in non-financial industries announced and completed, excluding certain outlier transactions, from January 1, 1999 through April 23, 2001 with deal sizes of more than $50.0 million where at least 10% of the target was acquired. UBS Warburg noted that Sodexho owned a significant portion of SMS prior to the announcement of the Offer and the Merger. This analysis indicated mean premiums to the target's closing stock prices on dates prior to the announcement as set forth in the following table:

                        Mean Premiums                               Implied Premium
                           Paid in            Mean Premiums           for SMS at
    Period Prior           Certain           Paid in Certain          $32.00 per
   to Announcement      Transactions        Cash Transactions            share
   ---------------      -------------       -----------------       ---------------
   One day                  32.1%                 30.8%                  28.6%
   One week                 38.0%                 35.8%                  30.9%
   One month                45.5%                 43.0%                  53.8%

   UBS Warburg also reviewed generally with the Special Committee certain purchase price per share premiums paid under two different set of criteria as follows: (1) where the target was acquired in a minority squeeze-out and (2) where less than 50%, but more than 5% of the target was owned prior to the announcement of the transaction and greater than 50% was owned after the transaction.

   Discounted Cash Flow Analysis. UBS Warburg performed a discounted cash flow analysis, using the financial forecast prepared by management of SMS. The discounted cash flow analysis determined the discounted present value of the unleveraged after-tax cash flows generated over the five-year period covered by financial forecast and then added a terminal value based upon multiples of EBITDA and a range of growth perpetuity based on unleveraged after-tax free cash flow. The unleveraged after-tax cash flows and terminal values were discounted using a range of discount rates that UBS Warburg deemed appropriate, based on SMS' weighted average cost of capital and other qualitative factors. UBS Warburg noted that SMS debt is guaranteed by Sodexho. The valuation ranges indicated by this analysis are summarized in the table below:

                                                                              Approximate
   Terminal Value                   Terminal                                 Implied Range
      Analysis                     Value Range                                 per Share
   --------------                  -----------                               -------------
   EBITDA                         8.0x to 10.0x                             $29.00 to $39.00
   Terminal Growth                2.5% to 3.5%                              $23.50 to $35.50

   Pursuant to the engagement letter, in connection with its advisory services, including delivery of its financial fairness opinion, UBS Warburg is entitled to a transaction fee and reimbursement of certain expenses as set forth in "The Offer--Fees and Expenses."

   The Special Committee selected UBS Warburg based on its experience, expertise and reputation. UBS Warburg is an internationally recognized investment banking firm that regularly engages in the valuation of securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Prior to this engagement, UBS Warburg had not provided investment banking and other financial services to SMS. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade or have traded securities of SMS for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

POSITION OF SODEXHO AND THE PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

   Sodexho and the Purchaser believe that the consideration to be received by SMS's stockholders (other than Sodexho and its affiliates) pursuant to the Offer and the Merger is fair to and in the best interests of SMS's stockholders (other than Sodexho and its affiliates). Sodexho and the Purchaser base their belief on the following factors:

  . the $32.00 offer price represents a premium of 28.6% over the closing price per Share of $24.875 on January 24, 2001, the last trading day before public announcement of Sodexho's initial proposal to

   SMS, and a premium of 44% and 71% over the average closing prices per Share for the 30-day and 180-day periods prior to January 24, 2001, respectively;

  . the Offer and the Merger will each provide consideration to the stockholders entirely in cash;

  . the Offer and the Merger and the other terms and conditions of the Merger
    Agreement were the result of extensive negotiations between the Special Committee and Sodexho and their respective financial and legal advisors;

  . the conclusions and recommendations of the Special Committee and the SMS
    Board that each of the Offer and the Merger is fair to and in the best interests of SMS's stockholders (other than Sodexho and its affiliates);

  . the Special Committee received an opinion from UBS Warburg that the $32.00 per Share in cash to be received by the holders of Shares (other than Sodexho and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders; and

  . the financial performance of SMS.

   Sodexho and the Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusions as to fairness. In light of the nature of SMS's business, Sodexho and the Purchaser did not deem net book value or liquidation value to be relevant indicators of the value of Shares. Although Goldman Sachs generally acted as financial advisor to Sodexho in this transaction and, in particular, advised Sodexho on negotiating strategies and assisted Sodexho in its negotiations with the Special Committee and its financial advisor, UBS Warburg, Goldman Sachs was not asked to and did not deliver an opinion as to the fairness from a financial point of view to the stockholders of SMS or any other person of the $32.00 per Share to be received by the stockholders of SMS.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF SODEXHO FOR THE OFFER AND THE MERGER

   The purpose of the Offer and the Merger is for Sodexho to increase its ownership of SMS from approximately 47% to 100%. Upon completion of the Merger, SMS will become a wholly-owned subsidiary of Sodexho. The acquisition of Shares not owned by Sodexho has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of SMS from the public stockholders to Sodexho and the Purchaser and to provide stockholders with cash for all of their Shares.

   Sodexho has decided to acquire SMS at this time because (1) the acquisition will allow Sodexho access to 100% of SMS's cash flow and enhance financing flexibility for the entire Sodexho group, including SMS, (2) the acquisition will provide increased operational flexibility between Sodexho and SMS, particularly in marketing to global clients and purchasing from global suppliers, (3) the acquisition will reinforce employee incentives with respect to the Sodexho group as a whole by linking even more closely Sodexho and SMS associates and aligning their incentive programs through Sodexho stock-based awards, (4) Sodexho believes the acquisition will enhance investor perception of Sodexho through simplification of the group structure, (5) the contractual restrictions imposed in connection with the formation of SMS in 1998 limiting Sodexho's ability to increase its ownership of SMS expired in March 2001, and
(6) Sodexho believes the combination of the operations of SMS with those of Wood Dining Services, a US company engaged in the on-site managed food services business which Sodexho agreed to acquire on April 6, 2001, will permit the realization of synergies.

PLANS FOR SMS AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE OFFER

   Pursuant to the Merger Agreement, upon completion of the Offer, Sodexho and the Purchaser intend to effect the Merger in accordance with the Merger Agreement. See "Special Factors--The Merger Agreement."

   Except as otherwise described in this Offer to Purchase, Sodexho has no current plans or proposals or negotiations which relate to or would result in:

     (1) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving SMS or any of its subsidiaries;

     (2) any purchase, sale or transfer of a material amount of assets of SMS or any of its subsidiaries;

     (3) any change in the management of SMS or any change in any material term of the employment contract of any executive officer; or

     (4) any other material change in SMS's corporate structure or business.

   Nevertheless, Sodexho may initiate a review of SMS and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable, following the Merger in order best to organize and integrate the activities of SMS and Sodexho. In particular, Sodexho plans to change the SMS Board by electing persons as directors of SMS who likely will be employees or officers of Sodexho or SMS or their affiliates, and may also consider material changes in the present dividend rate and policy, indebtedness and capitalization of SMS and may consider pursuing acquisition opportunities through SMS. In addition, Sodexho may take actions to achieve potential scale efficiencies. Sodexho will also take steps to align goals and rewards in the merged SMS organization such as adopting a Sodexho incentive plan for SMS management. Sodexho expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

   As a result of the Offer, the direct and indirect interest of Sodexho in SMS's net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, Sodexho's indirect interest in such items will increase to 100% and Sodexho and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by SMS's operations and any future increase in SMS's value and the right to elect all members of the SMS Board. Similarly, Sodexho will also bear the risk of losses generated by SMS's operations and any decrease in the value of SMS after the Merger. Upon consummation of the Merger, SMS will become a privately held corporation. Accordingly, stockholders other than Sodexho will not have the opportunity to participate directly in the earnings and growth of SMS after the Merger and will not have any right to vote on corporate matters. Similarly, stockholders will not face the risk of losses generated by SMS's operations or decline in the value of SMS after the Merger.

   As a result of the Merger, public trading of SMS Common Stock will cease and the registration of such shares under the Exchange Act will be terminated. Consequently, following the Merger, SMS will be relieved of the duty to file annual and other periodic reports and proxy and information statements under the Exchange Act, and its officers, directors and more than 10% stockholders will be relieved of the reporting requirements under, and the "short swing" profit liability provisions of, Section 16 of the Exchange Act. SMS will no longer be a public company and its stock will no longer be traded on the NYSE.

THE MERGER AGREEMENT

   The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this Offer to Purchase. The summary is qualified in its entirety by reference to the Merger Agreement. The following summary may not contain all of the information important to you. Capitalized terms not otherwise defined in the following summary or elsewhere in this Offer to Purchase shall have the meanings set forth in the Merger Agreement.

   The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser as promptly as practicable (but no later than May 21, 2001). Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the other conditions set forth in "The Offer--Conditions of the Offer." We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that no change or waiver may be made, without the prior written consent of SMS, that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer or imposes conditions to the Offer in addition to those set forth in "The Offer--Conditions of the Offer."

   In addition, the Purchaser has the right to extend the Offer, without the consent of SMS, (1) from time to time if, at the scheduled or extended expiration date of the Offer, any condition to the Offer has not been satisfied or waived, until such conditions are satisfied or waived, (2) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law, (3) on one or more occasions for an aggregate period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (1) or (2) above, if, on such expiration date, the number of Shares tendered (and not withdrawn), together with the Shares then owned by Sodexho or any of its subsidiaries, represents less than 90% of the outstanding Shares on a fully-diluted basis, and (4) pursuant to a "subsequent offering period" under Rule 14d-11 of the Exchange Act.

   If the Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Sodexho will be entitled to designate representatives to serve on the SMS Board in proportion to our ownership of Shares following such purchase. SMS will take all reasonable action necessary to cause Sodexho's designees to be elected or appointed to the SMS Board, each committee of the SMS Board (other than the Special Committee and the Audit Committee) and each board of directors of each material subsidiary of SMS.

   Recommendation. The SMS Board, acting on the unanimous recommendation of the Special Committee:

     (1) has determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of SMS and its stockholders (other than Sodexho);

     (2) has approved and declared advisable the Merger Agreement; and

     (3) has resolved to recommend that SMS's stockholders accept the Offer and approve the Merger Agreement if submitted for their approval.

   This recommendation of the SMS Board may be withdrawn, or modified in a manner adverse to Sodexho, only if SMS has received an unsolicited Acquisition Proposal (as defined below) which the SMS Board determines in good faith constitutes a Superior Proposal (as defined below), the SMS Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action could reasonably be deemed to constitute a breach of its fiduciary duties under applicable law and SMS delivers three business days prior written notice advising Sodexho that it intends to take such action.

   The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which SMS (or, if applicable, Purchaser) files a Certificate of Merger (or, if applicable, a certificate of ownership and merger) with the Delaware Secretary of State (or such later time as indicated in such certificate) (the "Effective Time"), the Purchaser will be merged with and into SMS in accordance with Delaware Law, whereupon the separate existence of the Purchaser shall cease and SMS shall be the surviving corporation (the "Surviving Corporation").

   At the Effective Time, (1) each Share outstanding immediately prior to the Effective Time, together with the associated preferred stock purchase right issued under SMS's stockholder rights plan, will, except as otherwise provided in clause (2) below and except for Shares of holders exercising appraisal rights, be converted into the right to receive $32.00 in cash or any higher price paid for each Share in the Offer, without interest (the "Merger Consideration"); (2) each Share held in the treasury of SMS or held by Sodexho or any of its subsidiaries shall be canceled, and no payment shall be made with respect thereto; and (3) each share of common stock of the Purchaser shall be converted into and become one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

   The Merger Agreement further provides that, at the Effective Time, the certificate of incorporation of SMS will be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law, and the bylaws of the Surviving Corporation in effect at the Effective Time will be amended to conform to the bylaws of the Purchaser in effect immediately prior to the Effective Time until further amended in accordance with applicable law. The directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of SMS at the Effective Time will be the officers of the Surviving Corporation.

   The Surviving Corporation will indemnify and hold harmless the present and former officers and directors of SMS in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware law or any other applicable laws or provided under SMS's certificate of incorporation and bylaws in effect on the date of the Merger Agreement. For six years after the Effective Time the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by SMS's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that the Surviving Corporation will not be obligated to pay premiums in excess of 200% of the amount per annum paid by SMS in its last full fiscal year.

   SMS Options and Other Stock-Based Awards. The Merger Agreement contains provisions addressing the treatment of SMS options and other stock-based awards, as follows:

     Vested Options. At or immediately prior to the Effective Time, each stock option to purchase Shares outstanding under any SMS employee stock option or compensation plan or arrangement which is vested immediately prior to the Effective Time (the "Vested Options") shall be canceled, and SMS shall pay each holder of any such option at or promptly after the Effective Time an amount in cash determined by multiplying (1) the excess, if any, of Merger Consideration per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased had such holder exercised such option in full immediately prior to the Effective Time.

     Unvested Options. At or immediately prior to the Effective Time, each option to purchase SMS Shares other than Vested Options shall be converted into the right to receive options to purchase ordinary shares of Sodexho or American Depositary Shares representing ordinary shares of Sodexho. The number and exercise price of such options will be determined in accordance with applicable tax and accounting rules and the other terms of such options will be substantially similar to their existing terms, except that a moratorium on exercise will be imposed until registration statements with respect to Sodexho ordinary shares have been declared effective by the SEC. Notwithstanding the foregoing, if registration statements with respect to Sodexho ordinary shares have not been declared effective by the SEC by March 31, 2002, the parties have agreed to cancel any options which become vested between the Effective Time and the effective date of the registration statements in exchange for cash payments. Special provisions in the Merger Agreement address the treatment of unvested options held by employees who separate from SMS or who die between the Effective Time and the effective date of the registration statements.

     Restricted Stock Units. At or immediately prior to the Effective Time, each restricted stock unit granted under SMS's compensation plans shall be converted into the right to receive a similar award with respect to ordinary shares of Sodexho or American Depositary Shares representing ordinary shares of Sodexho. The terms of such awards will be substantially similar to their existing terms, but shall be adjusted to the extent necessary to preserve their existing value and a moratorium on vesting will be imposed until registration statements with respect to Sodexho ordinary shares have been declared effective by the SEC. Notwithstanding the foregoing, if registration statements with respect to Sodexho ordinary shares have not been declared effective by the SEC by December 15, 2001, the parties have agreed to cancel any awards which otherwise would become vested between the Effective Time and the effective date of the registration statements in exchange for cash payments. Special provisions in the Merger Agreement address the treatment of restricted stock units held by employees who separate from SMS or who die between the Effective Time and the effective date of the registration statements.

     Deferred Shares and Restricted Shares. Unless otherwise agreed by Sodexho and SMS, at the Effective Time each deferred share (whether vested or unvested) and each restricted share of SMS outstanding immediately prior to the Effective Time shall be canceled in exchange for the right to receive the Merger Consideration at the Effective Time.

     Employee Stock Purchase Plan. Prior to the Effective Time, each outstanding option under the SMS Employee Stock Purchase Plan will be exercised and each Share purchased pursuant to such exercise shall be converted into the right to receive the Merger Consideration. At or before the Effective Time, the SMS Employee Stock Purchase Plan will terminate.

   Stockholders Meeting. Pursuant to the Merger Agreement, SMS shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the consummation of the Offer for the purpose of voting on the adoption of the Merger Agreement, unless a vote of SMS stockholders is not required by Delaware law. In connection with such meeting, SMS will use all reasonable efforts to obtain the necessary approvals by its stockholders of the Merger Agreement.

   Certain Covenants. Prior to the Effective Time, SMS and its subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. In addition, except with the prior written consent of Sodexho or as expressly contemplated by the Merger Agreement, SMS will not, and will not permit any subsidiary to:

  . change SMS's certificate of incorporation or bylaws;

  . merge or consolidate with any other person or acquire a material amount of stock or assets of any other person;

  . dispose of any material subsidiary or material amount of assets, securities or property except pursuant to existing contracts or commitments and in the ordinary course consistent with past practice;

  . take any action that would make any representation and warranty of SMS under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

  . make or change any tax election or tax accounting method or take any other action which would reasonably be expected to have the effect of materially increasing the tax liabilities or reducing the tax assets of SMS and its material subsidiaries; and

  . agree or commit to do any of the foregoing.

   SMS and Sodexho have agreed to promptly notify the other of (1) any notice or other communication alleging that the consent of any person is or may be required in connection with the transactions contemplated by the Merger Agreement, (2) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement, and (3) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting SMS or Sodexho or any of their respective subsidiaries that relate to the consummation of the transactions contemplated by the Merger Agreement.

   Representations and Warranties. Pursuant to the Merger Agreement, SMS has made customary representations and warranties to Sodexho and Purchaser, including representations relating to:

    . corporate existence and power          . disclosure documents
    . corporate authorization                . absence of changes
    . governmental authorization             . litigation
    . non-contravention                      . finders' fees
    . Capitalization                         . taxes
    . material subsidiaries                  . employee benefit plans
    . SEC filings                            . antitakeover statutes and
    . financial statements                     rights agreement

   Pursuant to the Merger Agreement, Sodexho and Purchaser have made customary representations and warranties to SMS, including representations relating to:

    . corporate existence and power          . disclosure documents
    . corporate authorization                . finders' fees
    . governmental authorization             . tax sharing agreement matters
    . non-contravention

   Certain of the representations and warranties of SMS, Sodexho and Purchaser are qualified as to "materiality" or "Material Adverse Effect." "Material Adverse Effect" means, with respect to any person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such person and its subsidiaries, taken as a whole.

   No Solicitation. In the Merger Agreement, SMS has agreed that SMS and its subsidiaries will not, and SMS will cause the officers, directors and employees of SMS and its subsidiaries not to, and SMS will not knowingly permit the investment bankers, attorneys, consultants and other agents or advisors of SMS and its subsidiaries to, directly or indirectly, (1) take any action to solicit, initiate or knowingly facilitate or encourage the submission of any Acquisition Proposal (as defined below), (2) engage in discussions or negotiations with, or disclose any nonpublic information relating to SMS or any of its subsidiaries or afford access to the properties, books or records of SMS or any of its subsidiaries to, any person who is considering making, or has made, an Acquisition Proposal, or (3) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of SMS. However, SMS may engage in discussions or negotiations with, and furnish nonpublic information or access to, any person in response to an unsolicited Acquisition Proposal if (x) the SMS Board determines in good faith that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action could reasonably be deemed to constitute a breach of its fiduciary duties under applicable law, (y) such Person executes a confidentiality agreement with terms no less favorable to SMS than those contained in its confidentiality agreement with Sodexho and (z) SMS shall have delivered to Sodexho three business days' prior written notice advising Sodexho that it intends to take such action.

   "Acquisition Proposal" means, any offer or proposal for, or any indication of interest in, any (1) direct or indirect acquisition or purchase of a business or assets that constitute 20% or more of the net revenues, net income or assets of SMS and its subsidiaries, taken as a whole, (2) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of SMS or any of its subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of SMS and its subsidiaries, taken as a whole,
(3) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of SMS or any of its subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of SMS and its subsidiaries, taken as a whole, or (4) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving SMS or any of its subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of SMS and its subsidiaries, taken as a whole, other than the transactions contemplated by the Merger Agreement.

   "Superior Proposal" means any bona fide Acquisition Proposal for or in respect of more than 50% of the outstanding Shares on terms that the SMS Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation, taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to SMS's stockholders than the transactions contemplated by the Merger Agreement and is reasonably capable of being consummated.

   Conditions to the Merger. The obligations of each of Sodexho, Purchaser and SMS to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

  . if required by Delaware law, the Merger Agreement shall have been approved and adopted by the stockholders of SMS in accordance with such law;

  . no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and

  . Purchaser shall have purchased Shares pursuant to the Offer.

   In addition, the obligations of the Purchaser and Sodexho to consummate the Merger are subject to the condition that SMS shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time, except where such failure to perform would not have, individually or in the aggregate, a Material Adverse Effect on SMS.

   Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of SMS):

     (1) by mutual written agreement of SMS and Sodexho;

     (2) by either SMS or Sodexho, if:

       (a) the Offer has not been consummated on or before August 31, 2001, provided that this right to terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time; or

       (b) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining the Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or SMS or Sodexho from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable;

     (3) by Sodexho, if,

       (a) the SMS Board shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to Sodexho its approval or recommendation of, the Merger Agreement or the Offer or the Merger or shall have approved or recommended an Acquisition Proposal, or

       (b) SMS shall have entered into, or publicly announced its intention to enter into, a definitive agreement or an agreement in principle with respect to an Acquisition Proposal, or

       (c) Sodexho has terminated the Offer because of a failure of any of the conditions set forth in Annex I to the Merger Agreement;

     (4) by SMS, if, prior to the acceptance for payment of the Shares under the Offer,

       (a) (A) the SMS Board authorizes SMS, subject to complying with the terms of the Merger Agreement, to enter into a written agreement concerning a Superior Proposal, (B) SMS shall have complied with its obligations described under "--No Solicitation" above, (C) SMS shall have given Sodexho a prior written notice of its intention to terminate the Merger Agreement, attaching a description of all material terms and conditions of the Superior Proposal to such notice, (D) Sodexho does not make, within three business days after receipt of such notice, an offer which the SMS Board determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of SMS as the Superior Proposal, it being understood that SMS shall not enter into any such written agreement during such three business day period, and
    (E) SMS prior to such termination pays to Sodexho in immediately available funds the termination fee described below; or

       (b) the Purchaser shall have breached its obligation to commence the Offer under the Merger Agreement; or

       (c) the Purchaser shall have terminated the Offer in breach of its obligations under the Merger Agreement, provided that SMS is not then in breach of its obligations under the Merger Agreement; or

       (d) after the expiration date of the Offer (as such date may be extended), the Purchaser shall have failed to accept for payment or pay for Shares validly tendered and not withdrawn pursuant to the Offer, provided that all conditions to the Offer set forth in Annex I to the Merger Agreement shall have been satisfied or waived.

   Fees and Expenses. Except as discussed below, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

   The Merger Agreement provides that, if

  . SMS terminates the Merger Agreement as described under item (4)(a) under
    "--Termination" above,
  . Sodexho terminates the Merger Agreement as described under item (3)(a) or
    (3)(b) under "--Termination" above, or

  . (1) the Offer is not consummated because of failure to satisfy the Minimum Condition, (2) either SMS or Sodexho terminates the Merger Agreement as described under item (2)(a) under "--Termination" above, (3) prior to the expiration or termination of the Offer an Acquisition Proposal is made, and (4) SMS enters into a definitive agreement within twelve months after termination of the Merger Agreement in respect of any Acquisition Proposal and that transaction is consummated, then SMS shall pay to Sodexho an amount equal to $20 million at the times specified in the Merger Agreement.

   The Merger Agreement further provides that if Sodexho terminates the Merger Agreement as described under item (3)(c) under "--Termination" above in circumstances where SMS has breached its obligations or representations under the Merger Agreement, SMS will pay to Sodexho an amount equal to Sodexho's reasonable out-of-pocket expenses (not to exceed $15 million) incurred in connection with the Merger Agreement and the transactions contemplated thereby.

   The Merger Agreement provides that if SMS terminates the Merger Agreement as described under items (4)(b), (4)(c) or (4)(d) under "--Termination" above, Sodexho will pay to SMS an amount equal to SMS's reasonable out-of-pocket expenses (not to exceed $4 million) incurred in connection with the Merger Agreement and the transactions contemplated thereby.

   Amendment and Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the adoption of the Merger Agreement by the stockholders of SMS and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the Shares. Failure or delay in exercising a right, power or privilege under the Merger Agreement shall not operate as a waiver.

APPRAISAL RIGHTS

   Under Section 262 of the DGCL, any holder of Shares at the Effective Time (a "Remaining Stockholder") who does not wish to accept the Merger Consideration pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of such Section 262 of the DGCL.

   The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex C hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger is consummated.

   Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of SMS (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is being consummated following approval thereof at a meeting of SMS's stockholders (a "Long-Form Merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger has been approved and/or is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected without a vote or meeting of SMS's stockholders either in a Short-Form Merger pursuant to Section 253 of the DGCL or otherwise by stockholder written consent without a meeting of stockholders (both of which are referred to in this discussion as a "Short-Form Merger"). If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of both a Long-Form Merger and a Short-Form Merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of
Section 262 of the DGCL. Any holder of Shares who votes or delivers a written consent in favor of the Merger Agreement, as the case may be, will lose appraisal rights under Section 262.

   In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

   A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of SMS called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

   Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Joan McGlockton, Secretary, Sodexho Marriott Services, Inc., 9801 Washingtonian Boulevard, Suite 1251, Gaithersburg,
MD 20878. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a Long-Form Merger, SMS must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

   Remaining Stockholders electing to exercise their appraisal rights under
Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting or consenting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

   Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either SMS or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. This petition must also be served on the Surviving Corporation. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation . . ." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

   Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

   Any Remaining Stockholder who has duly demanded appraisal in compliance with
Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose, or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

   At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of SMS as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration. Inasmuch as SMS has no obligation to file such a petition, and Sodexho has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

   Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

   APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

   STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

   Other than purchases or sales under SMS's employee benefits plans described in the following paragraph, to the knowledge of SMS, Sodexho and the Purchaser, no transactions in the Shares have been effected during the past 60 days by SMS, Sodexho, the Purchaser, Bellon S.A., any of their respective associates or major subsidiaries, or any person listed in Schedule I.

   Pursuant to the SMS Employee Stock Purchase Plan, Mellon Investor Services LLC has purchased 37,302 Shares since March 1, 2001, on behalf of the plan participants, all of whom are or were employees of SMS. The aggregate purchase price for such acquisition was $944,922. The highest per Share purchase price paid was $31.74 and the lowest per Share purchase price paid was $29.14. As of the date hereof, none of such Shares have been allocated to the individual plan participants. Pursuant to the SMS 401(k) Employees' Retirement Savings Plan, T. Rowe Price Trust Company has purchased 80,939.291 Shares since March 1, 2001, on behalf of the 401(k) plan participants, all of whom are or were employees of SMS. The aggregate purchase price for such acquisition was $2,426,744. The highest per Share purchase price paid was $31.75 and the lowest per Share purchase price paid was $28.09. As of the date hereof, none of such Shares have been allocated to any director, executive officer or affiliate of SMS.

   Neither Sodexho nor the Purchaser has purchased any Shares during the past two years.

   Except as set forth in this Offer to Purchase, neither Sodexho nor the Purchaser nor, to Sodexho's knowledge, any person listed in Schedule I hereto (including Bellon S.A.), is a party to any agreement, arrangement or understanding with any other person with respect to any securities of SMS (including, without limitation, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

   Except as described in this Offer to Purchase, to Sodexho's knowledge, during the past two years no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of SMS, an election of directors of SMS, or a sale or other transfer of a material amount of assets of SMS, has been entered into or has occurred between (1) Sodexho, the Purchaser, Bellon S.A. or any person listed in Schedule I hereto, on the one hand, and SMS or any of its affiliates, on the other hand or (2) any affiliates of SMS or (3) between SMS or any of its affiliates and any unaffiliated person with a direct interest therein.

   SMS has not made any underwritten public offering of Shares during the past three years.

   SMS has informed Sodexho that, to the best of SMS's knowledge, after reasonable inquiry, all directors and executive officers of SMS who hold Shares, other than those individuals, if any, for whom the tender of Shares could cause them liability under the provisions of Section 16(b) of the Exchange Act or to the extent their Shares are restricted shares, intend to tender Shares held by them pursuant to the Offer.

RELATED PARTY TRANSACTIONS

 1998 Agreements

   In March 1998, SMS and Sodexho entered into a number of agreements. These agreements include: a Stockholder Agreement, a Tax Sharing Agreement, a Royalty Agreement, an Assistance Agreement and a Guaranty Agreement. These agreements are described under "Special Factors--Background of the Offer--Formation of SMS" and are more fully described in SMS's Definitive Proxy Statement for a Special Meeting of Stockholders to be held on March 17, 1998 under the sections entitled "The Transactions--Arrangements between SMS and Sodexho" and "The Transactions--Arrangements between SMS and New Marriott--Tax Sharing Agreement", which sections are incorporated by reference herein.

   SMS paid Sodexho $2.25 million and $2.0 million under the Royalty Agreement in its 1999 fiscal year and 2000 fiscal year, respectively.

   SMS paid Sodexho $2.25 million and $7.0 million under the Assistance Agreement in its 1999 fiscal year and 2000 fiscal year, respectively.

   SMS paid Sodexho $3.2 million and $3.15 million under the Guaranty Agreement in its 1999 fiscal year and 2000 fiscal year, respectively.

   Sodexho paid SMS $9.21 million during the 2000 fiscal year under the Tax Sharing Agreement relating to tax returns filed prior to the formation of SMS. See Note 10 of the Notes to the Consolidated Financial Statements on page 44 of SMS's Annual Report on Form 10-K for the fiscal year ended September 1, 2000, which section is incorporated by referenced herein.

 Other Relationships and Transactions.

   Sodexho also guarantees (1) the payment when due of certain deferred compensation amounts payable by SMS to SMS employees and (2) the obligations of SMS with respect to certain insurance costs. These agreements and arrangements are described in more detail in Note 5 and Note 8 of the Notes to the Consolidated Financial Statements on pages 36-37 and 39-40 of SMS's Annual Report on Form 10-K for the fiscal year ended September 1, 2000, which sections are incorporated by reference herein. SMS paid Sodexho $0.3 million pursuant to these agreements and arrangements in each of its 1999 fiscal year and 2000 fiscal year.

   During the 2000 fiscal year, SMS and Sodexho entered into a Software Sublicense Agreement pursuant to which SMS subleases a certain facilities management software program from Sodexho. SMS made no payments to Sodexho under this agreement in fiscal year 2000.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

 Employment Agreements

   Thirteen of SMS's executive officers have employments agreements on the following terms. The employment agreements provide for twenty-four months of the benefits specified below in the case of disability, termination for other than cause, death or disability, or voluntary termination for good cause. "Good cause" includes, among other things, if at any time prior to March 27, 2006, the stock of SMS is no longer publicly traded or if Sodexho owns greater than or equal to 90% of the outstanding Shares (which events may occur upon completion of the Offer and will occur upon completion of the Merger). The benefits are: salary continuation; continued participation in health and dental benefits; continued stock vesting; continued 401(k) participation; and pro-rated incentive compensation based on time worked during the fiscal year.

 Treatment of Shares, Options and Other Stock-Based Awards

   Any Shares (to the extent not tendered pursuant to the Offer), stock options or other stock-based awards held by any officer of SMS will be converted as described under "Special Factors--The Merger Agreement--The Merger" and "--SMS Options and Other Stock-Based Awards."

 Indemnification

   Under the Merger Agreement, the directors and officers of SMS are entitled to certain rights of indemnification and to be insured by the Surviving Corporation or Sodexho with respect to certain matters from and after the completion of the Merger. See "Special Factors--The Merger Agreement--Certain Covenants."

 Special Committee Compensation

   The members of the Special Committee received compensation in connection with serving on the Special Committee as follows: Daniel J. Altobello, Chairman--$85,000 and Mary Metz, member--$70,000. The SMS Board and the Special Committee believe that the foregoing payments do not affect the Special Committee's independence or impartiality.

   The Special Committee and the SMS Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described under "Special Factors--Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger."

GOLDMAN SACHS REPORTS

   Sodexho retained Goldman Sachs as its financial advisor in connection with the SMS transaction. In this capacity, Goldman Sachs prepared and delivered the Goldman Sachs Reports (as defined below) to the senior management and board of directors of Sodexho. Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of preparing the Goldman Sachs Reports. Accordingly, Goldman Sachs did not attempt to verify the accuracy or completeness of the information supplied by Sodexho or obtained through other sources. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of SMS and Goldman Sachs was not furnished with any such evaluation or appraisal. The Goldman Sachs Reports were provided solely for the information and assistance of the senior management and board of directors of Sodexho in connection with their consideration of the transaction.

   In connection with preparing the Goldman Sachs Reports, Goldman Sachs reviewed, among other things: Annual Reports on Form 10-K of SMS for the two years ended September 1, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of SMS; certain other communications from SMS to its stockholders; and certain other publicly available information on SMS as filed by SMS with the SEC. Goldman

Sachs also reviewed Sodexho management projections estimating Sodexho's performance, which incorporate estimates regarding SMS's performance, as SMS is consolidated by Sodexho under French GAAP. Goldman Sachs also held discussions with members of the senior management of Sodexho regarding their assessment of the past and current business operations, financial condition and future prospects of Sodexho.

   On January 19, 2001, representatives of Goldman Sachs provided summaries of certain financial information and analyses regarding SMS and the proposed transaction (the "January 19th Report") to certain members of the senior management of Sodexho. The January 19th Report has been filed as Exhibit (c)(3) to the Schedule TO. The summary of the material analyses contained in the January 19th Report set forth below is qualified by reference to the full text of the January 19th Report.

   The January 19th Report contains various financial analyses, including:

  . Review of the various strategies for the financing of the transaction by Sodexho, including analysis of its pro forma effect on Sodexho's balance sheet,

  . Comparison of the volume of Shares traded at various prices, as well as the weighted average price, the total volume of Shares traded and the average daily trading volume of the Shares, for the period from the formation of SMS on March 27, 1998 to January 16, 2001, for the one-year period from January 17, 2000 to January 16, 2001, for the period from March 27, 2000 to January 16, 2001 and for the three-month period from October 16, 2000 to January 16, 2001,

  . Comparison of the volume of Shares traded at specific prices, as well as the weighted average price, the total volume of Shares traded and the average daily trading volume of the Shares, for the period from March 1, 2000 to April 27, 2000,

  . Review of the ownership history of the top twenty-five United States institutional and fund stockholders of SMS,

  . Review of the historical closing market prices of the Shares from March 27, 1998 to January 16, 2001,

  . Comparison of the daily indexed trading history for the Shares, a composite comprised of Morrison Management Specialists, Inc. and ServiceMaster Company, and the S&P 500 since the formation of SMS on March 27, 1998 to January 16, 2001,

  . Comparison of the daily indexed common stock price history for shares of SMS, S&P Pharmaceuticals, S&P Foods and Goldman Sachs Technologies indices for the period from March 27, 2000 to January 16, 2001,

  . Review of the daily indexed common stock price history for shares of SMS, ServiceMaster Company and Morrison Management Specialists for the period from March 27, 2000 to January 16, 2001,

  . Review of the daily indexed common stock price history for shares of SMS and ServiceMaster Company for the period from December 1, 1999 to January 16, 2001, and

  . Summaries of the financial terms of various selected transactions involving buyouts of minority and majority shareholders of public companies.

   Goldman Sachs also reviewed and compared certain financial information relating to SMS to corresponding financial information and public market multiples as of January 17, 2001 for the following seven publicly-traded companies in the catering and business service industry in Europe and the United States:

                               Europe

                     . Sodexho,

                     . Autogrill SpA,

                     . Groupe Elior,

                     . Compass Hospitality, and
                     .International Service System A/S.

                               United States

                     .Morrison Management Specialists, Inc., and
                     .ServiceMaster Company.

   The selected companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to SMS's business. Goldman Sachs compared the following information for the selected companies to that of SMS:

  . Percent of the highest closing price per share for the preceding 52 weeks represented by the closing price per share as of January 17, 2001,

  .  Equity market capitalization and enterprise value,

  . Ratios of enterprise value to calendar year 2000 revenues, calendar year 2001 revenues and calendar year 2002 revenues,

  . Ratios of enterprise value to calendar year 2000 earnings before interest and taxes, or EBIT, calendar year 2001 EBIT and calendar year 2002 EBIT,

  . Ratios of equity market capitalization to calendar year 2000 earnings per share, calendar year 2001 earnings per share and calendar year 2002 earnings per share, and

  . Ratio of price to calendar year 2000 earnings per share ratio to the estimated five year cumulative annual growth rate in earnings per share, or EPS, based on Institutional Brokers Estimate System, or I/B/E/S, data.

   The results of these analyses are summarized as follows:

                                     Enterprise Value/                Market Value/
                         ----------------------------------------- --------------------
                                                                                        CY 2000
                               Revenues               EBIT                 EPS          P E / 5-
                         -------------------- -------------------- -------------------- Year EPS
                         CY2000 CY2001 CY2002 CY2000 CY2001 CY2002 CY2000 CY2001 CY2002  Growth
                         ------ ------ ------ ------ ------ ------ ------ ------ ------ --------
Company
SMS.....................  0.5x   0.5x   0.5x  12.4x  11.2x  10.0x   22.9x 18.7x  15.3x    1.6x
Sodexho.................  0.8x   0.7x   0.7x  16.0x  14.6x  13.1x   53.4x 31.0x  28.0x    2.8x
Autogrill SpA...........  1.4x   1.3x   1.2x  32.4x  27.9x  23.8x  318.0x 70.7x  45.4x   13.8x
Groupe Elior............  1.1x   1.0x   0.9x  21.9x  18.8x  16.7x   51.6x 25.0x  24.7x    3.4x
Compass Hospitality.....  1.8x   1.6x   1.5x  14.9x  13.8x  12.4x   20.5x 18.4x  16.1x    1.6x
International Service
 System.................  0.9x   0.8x   0.8x  34.7x  27.6x  23.9x   85.8x 54.9x  38.8x    5.7x
European Mean...........  1.3x   1.2x   1.1x  26.0x  22.0x  19.2x   52.6x 32.8x  26.5x    3.6x
European Median.........  1.2x   1.1x   1.1x  27.1x  23.2x  20.3x   51.6x 25.0x  24.7x    3.4x
Morrison Management
 Specialists, Inc.......  0.6x   0.5x   0.5x  16.3x  13.3x  11.4x   24.9x 20.0x  17.1x    1.4x
ServiceMaster Company...  0.9x   0.9x   0.8x  12.0x  10.9x   9.6x   18.7x 17.5x  14.7x    1.6x

   Goldman Sachs also compared the following information for the selected companies to that of SMS:

  . Growth rates of revenues, EBIT and EPS for calendar year 2001 and calendar year 2002,

  .  EBIT and net income margins for calendar year 2001 and calendar year
     2002,

  .  Net debt as a percentage of market equity, and

  .  Long term EPS growth, based on I/B/E/S data.

   The results of these analyses are summarized as follows:

                                           Growth                              Margins
                          ------------------------------------------ ---------------------------
                                                                                                  Net    Long
                            Revenues        EBIT           EPS           EBIT       Net Income   Debt/   Term
                          ------------- ------------- -------------- ------------- ------------- Market  EPS
                          CY2001 CY2002 CY2001 CY2002 CY2001  CY2002 CY2000 CY2001 CY2001 CY2002 Equity Growth
                          ------ ------ ------ ------ ------  ------ ------ ------ ------ ------ ------ ------
Company
SMS.....................    4.3%   8.0%  10.4%  12.3%  22.5%   21.9%   4.2%   4.5%   1.4%   1.7%  60.6%  14.5%
Sodexho.................    6.3%  10.6%   9.5%  11.9%  72.5%   10.6%   5.0%   5.1%   1.2%   1.9%  25.4%  19.3%
Autogrill SpA...........    8.6%   8.6%  15.8%  17.5% 350.0%   55.6%   4.4%   4.7%   0.3%   1.4%  33.0%  23.0%
Groupe Elior............    9.6%   8.3%  16.3%  12.6% 106.4%    1.3%   4.9%   5.2%   1.6%   2.9%  33.1%  15.3%
Compass Hospitality.....    6.8%   7.5%   7.9%  11.4%  11.6%   14.6%  11.8%  11.9%   6.6%   6.9%  30.1%  12.5%
International Service
 System.................   12.7%   6.2%  26.0%  15.2%  56.1%   41.8%   2.7%   3.0%   0.9%   1.3%  18.5%  15.0%
European Mean...........    9.4%   7.6%  16.5%  14.2%  58.0%   19.2%   5.9%   6.2%   2.3%   3.1%  28.7%  16.5%
European Median.........    9.1%   7.9%  16.0%  13.9%  56.1%   14.6%   4.6%   4.9%   1.2%   2.2%  31.6%  15.2%
Morrison Management
 Specialists, Inc.......   13.2%  15.7%  22.5%  16.8%  24.4%   17.2%   3.8%   4.1%   2.2%   2.4%  11.6%  18.0%
ServiceMaster Company...    4.4%   6.3%  10.6%  13.5%   6.3%   19.4%   7.4%   7.9%   3.2%   3.2%  51.8%  12.0%
ServiceMaster Management
 Services                   1.0%   1.0%  -4.5%   7.8%  N.A.    N.A.    3.6%   3.4%  N.A.   N.A.   N.A.   N.A.

   The selected companies analyses were based on historical and projected financial data from publicly available information and from Wall Street research reports and estimates. The long term earnings per share growth estimates were from I/B/E/S. The European Mean and Median ratios excluded Sodexho.

   The January 19th Report also contains a summary of certain information relating to eight North American and eight European transactions in the catering industry, excluding in-flight catering transactions, since March 1993. Goldman Sachs's summary of the selected transactions compared total transaction enterprise value as a multiple of latest twelve months, or LTM, sales, LTM EBIT and the transaction equity value as a multiple of LTM net income of the target company in the selected transactions. The summary resulted in (1) a range of LTM sales multiples for the selected transactions in North America from 0.3x to 0.7x, with a mean of 0.5x and a median of 0.5x, and in Europe a range from 0.5x to 1.3x, with a mean of 0.7x and a median of 0.6x; (2) a range of LTM EBIT multiples for the selected transactions in North America from 12.4x to 23.6x, with a mean of 16.2x and a median of 14.4x, and in Europe a range from 11.1x to 23.7x, with a mean of 14.3x and a median of 12.3x; and (3) a range of LTM net income multiples for the selected transactions in North America from 19.8x to 22.7x, with a mean of 21.3x and a median of 21.3x, and in Europe a range from 20.5x to 35.9x, with a mean of 26.5x and a median of 23.1x. Goldman Sachs presented this analysis to Sodexho because Goldman Sachs believed that the Special Committee of the SMS Board would review a similar analysis as part of their deliberations. At the same time, however, Goldman Sachs emphasized to Sodexho its view that valuation methodologies relating to a change of control were not appropriate under the circumstances.

   On January 24, 2001, representatives of Goldman Sachs provided certain financial information and analyses (the "January 24th Report" and, together with the January 19th Report, the "Goldman Sachs Reports") to the board of directors of Sodexho. The January 24th Report has been filed as Exhibit (c)(4) to the Schedule TO. The following is a summary of the material analyses contained in the January 24th Report.

   The January 24th Report contains various financial analyses, including:

  . Comparison of the daily indexed trading history for Shares from the formation of SMS on March 27, 1998 to January 16, 2001, and

  . An analysis of premiums paid in acquisitions of public companies where the consideration was composed only of cash and the acquiror's existing ownership of the target company was greater than 40%, based on company filings and public information.

   Goldman Sachs also conducted a sensitivity analysis of the financial effect of the merger on Sodexho. Goldman Sachs compared certain potential cash offer prices per share by Sodexho for SMS and calculated:

  . the implied premium to the closing price of $25.44 per Share on January 23, 2001,

  . the percentage accretion represented by Sodexho's 2002 and 2003 EPS following consummation of the transaction (without giving effect to goodwill deductions resulting from the transaction) relative to Sodexho's stand-alone 2002 and 2003 EPS,

  . the percentage accretion represented by Sodexho's 2002 and 2003 EPS following consummation of the transaction (giving effect to goodwill deductions resulting from the transaction) relative to Sodexho's stand-alone 2002 and 2003 EPS,

  . Sodexho's 2002 earnings before interest, taxes, depreciation and amortization, or EBITDA, as a multiple of Sodexho's 2002 interest expense following consummation of the transaction and

  . Sodexho's 2002 funds from operations, or FFO, as a percentage of net debt following consummation of the transaction.

   The results of the analysis is summarized below:

             Implied
             Premium
             on SMS
              Stock                                                          2002
              Price    2002 EPS     2003 EPS     2002 EPS      2003 EPS     EBITDA   2002
   Cash        on     Accretion    Accretion     Accretion     Accretion   Interest FFO/Net
Offer/Share  1/23/01 pre-goodwill pre-goodwill post-goodwill post-goodwill  Cover    Debt
-----------  ------- ------------ ------------ ------------- ------------- -------- -------
$25.00          -2%      8.8%         10.9%         5.5%          8.5%      5.10x    33.6%
$26.00           2%      8.2%         10.4%         4.5%          7.7%      5.07x    33.2%
$27.00           5%      7.7%          9.9%         3.4%          6.9%      5.04x    32.7%
$28.00          10%      7.1%          9.4%         2.4%          6.0%      5.01x    32.3%
$29.00          14%      6.5%          8.9%         1.4%          5.2%      4.98x    31.9%

   The above analysis assumed a 50% equity financing by Sodexho of the total consideration through a rights issue. The implied premium is based on the closing price of $25.44 per Share on January 23, 2001. The analysis also assumed an exchange rate of Dollar/Euro of 0.95 with a Sodexho share price of Euro 200.00 (prior to the 4-to-1 stock split by Sodexho that became effective after the date of the January 24th Report). The financial information used in the above analysis was based on Sodexho management projections estimating Sodexho's performance, which incorporate estimates regarding SMS's performance, as SMS is consolidated by Sodexho under French GAAP.

   The preparation of the Goldman Sachs Reports was a complex process and is not necessarily susceptible to summary description. Selecting portions of the Goldman Sachs Reports or of the summary set forth above, without considering the Goldman Sachs Reports as a whole, could create an incomplete view of the Goldman Sachs Reports. No company or transaction used in the above analyses as a comparison is directly comparable to Sodexho or SMS or the contemplated transaction. The analyses were prepared solely for purpose of Goldman Sachs providing the Goldman Sachs Reports to the senior management and board of directors of Sodexho. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sodexho, SMS, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

   Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Sodexho having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs may also provide investment banking services to Sodexho in the future. Sodexho selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger.

   Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of Sodexho for its own account and for the account of customers. As of May 15, 2001, Goldman Sachs accumulated a long position of 18,562 Shares and a long position of 988 shares of Sodexho, against which Goldman Sachs is short 11,722 shares of Sodexho.

   Pursuant to a letter agreement, dated October 20, 2000, Sodexho engaged Goldman Sachs to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter, Sodexho has agreed to pay Goldman Sachs as compensation for its services as financial advisor in connection with the Offer (including the services of Goldman, Sachs & Co. as Dealer Manager) a fee of $7,100,000, of which $250,000 has been paid, with the balance due upon the closing of the Offer. Sodexho also has agreed to reimburse Goldman Sachs for certain reasonable out-of-pocket expenses incurred in connection with the Offer and the Merger (including the fees and disbursements of outside counsel) and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

   Copies of the Goldman Sachs Reports have been filed as Exhibits (c)(3) and
(c)(4) to the Schedule TO filed by Sodexho and are incorporated herein by reference. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs and is qualified by reference to the Goldman Sachs Reports filed as exhibits to the Schedule TO. Copies of the Goldman Sachs Reports are available for inspection and copying at the principal executive offices of SMS during regular business hours by any stockholder of SMS, or a stockholder's representative who has been so designated in writing. Copies of the Goldman Sachs Reports shall be provided by SMS to any stockholder or any representative of a stockholder who has been so designated in writing upon written request and at the expense of the requesting stockholder or representative.

                                   THE OFFER

   1. Terms of the Offer; Expiration Date. On the terms and subject to the conditions set forth in the Offer, the Purchaser will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not withdrawn.

   "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, June 14, 2001, unless the Purchaser extends the period of time for which the Offer is open under the terms set forth in the Merger Agreement, in which event "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire.

   The Offer is subject to the conditions set forth in "The Offer--Conditions of the Offer". If any such condition is not satisfied, we may (a) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in "The Offer--Withdrawal Rights," retain all Shares until the expiration of the Offer as so extended; (b) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law; or (c) terminate the Offer as to any Shares not then paid for. For a description of our right to extend, amend, delay or terminate the Offer, see "The Offer--Extension of the Tender Period; Termination; Amendment; Subsequent Offering Period"; and "The Offer--Conditions of the Offer."

   2. Extension of Tender Period; Termination; Amendment; Subsequent Offering Period. The "Initial Expiration Date" of the Offer will be the twentieth business day from the date the Offer is commenced. The Purchaser has the right to extend the Offer beyond the Initial Expiration Date, without the consent of SMS, in the following events:

     (1) from time to time if, at the Initial Expiration Date (or extended expiration date of the Offer, if applicable), any of the conditions to the Offer shall not have been satisfied or waived until such conditions are satisfied or waived;

     (2) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law;

     (3) on one or more occasions for an aggregate period not to exceed ten business days beyond the latest expiration date that would otherwise be permitted under clause (1) or (2), if the number of Shares validly tendered and not withdrawn, together with Shares then owned by Sodexho or any of its subsidiaries, represents less than 90% of the then outstanding number of Shares on a fully-diluted basis; or

     (4) pursuant to a "subsequent offering period" under Rule 14d-11 under the Exchange Act.

   We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of our conditions to the Offer, provided that without the consent of SMS we cannot make any change or waiver that changes the form of consideration to be paid in the Offer, decreases the price per Share or the number of Shares sought, or imposes additional conditions to the Offer.

   If we increase or, with the consent of SMS, decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of ten business days. If we make a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. The term "business day" means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

   Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement, in the case of an extension of the Offer, to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service.

   If we extend the time during which the Offer is open, or if we are delayed in our acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under "The Offer--Withdrawal Rights." However, our ability to delay the payment for Shares that we have accepted for payment is limited by (1) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer and (2) the terms of the Merger Agreement, which require that, on the terms and subject to prior satisfaction (or waiver) of the conditions to the Offer, we must accept for payment and pay for Shares promptly after expiration of the Offer.

   Pursuant to Rule 14d-11 under the Exchange Act, after the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, we may, subject to certain conditions, include a subsequent offering period (a "Subsequent Offering Period") pursuant to which we may add a period of between three and 20 business days to permit additional tenders of Shares. We may include a Subsequent Offering Period so long as, among other things, (1) the initial 20 business day period of the Offer has expired, (2) all conditions to the Offer are deemed satisfied or waived by the Purchaser on or before the Expiration Date, (3) we accept and promptly pay for all Shares validly tendered during the Offer, (4) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (5) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than 20 business days. We have not at this time made a final decision to include or to not include a Subsequent Offering Period. Such decision will be made in our sole discretion, and there is no assurance that we will or will not include such a Subsequent Offering Period. In the event we elect to include a Subsequent Offering Period, we will notify stockholders of SMS in a manner consistent with the requirements of the SEC.

   No withdrawal rights apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration and offer price will be paid to stockholders tendering Shares in the Offer or in any Subsequent Offering Period. Any extension, termination or amendment or extension of a Subsequent Offering Period will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

   SMS has provided us with its stockholder list and security position listings so we can disseminate the Offer to holders of Shares. We will send this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

   3. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn promptly after the Expiration Date. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer--Terms of the Offer; Expiration Date."

   For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "The Offer--Procedure for Tendering Shares")), a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see "The Offer--Procedure for Tendering Shares."

   Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

   If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

   We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

   If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility as defined below), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

   4. Procedure for Tendering Shares. To tender Shares pursuant to the Offer, either (1) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (A) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and (B) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent's Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (2) the guaranteed delivery procedure described below must be complied with. Current or former SMS employees who wish to tender their Shares acquired and held under the SMS Employee Stock Purchase Plan by Mellon Investor Services LLC must comply with the procedures described below under Employee Stock Purchase Plan. Outstanding options to purchase Shares held by SMS employees enrolled in the SMS Employee Stock Purchase Plan during calendar year 2001 will not be eligible to be tendered in the Offer, but will be exercised (unless the employee has withdrawn from the plan) and each Share purchased pursuant to such exercise shall automatically be converted into the right to receive the Merger Consideration at the Effective Time.

   Book Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that SMS may enforce such agreement against such participant.

   Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (each an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (1) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

   Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

     (1) such tender is made by or through an Eligible Institution;

     (2) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

     (3) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Facsimiles may be sent to (781) 575-4826, Attn: Sodexho Marriott. To obtain confirmation that a facsimile has been received, call (781) 575-4816.

   The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured.

   Employee Stock Purchase Plan. Current or former SMS employees participating in the SMS Employee Stock Purchase Plan (which we refer to in this Offer to Purchase as the "ESPP") who wish to tender Shares acquired under the ESPP during calendar year 2000 held by Mellon Investor Services LLC should so indicate by completing, executing, and returning to Mellon Investor Services LLC the confidential direction form included in the notice sent to such participants. Participants in the ESPP may not use the Letter of Transmittal or the guaranteed delivery procedures to tender their interests in Shares held under the ESPP on their behalf, but must use the separate direction form sent to them. Under the terms of the ESPP, participants who fail to timely instruct Mellon Investor Services LLC to tender the Shares held under the ESPP on their behalf will be deemed to have chosen not to tender their Shares. Outstanding options to purchase Shares held by SMS employees enrolled in the ESPP during calendar year 2001 will not be eligible to be tendered in the Offer, but will be exercised (unless the employee has withdrawn from the ESPP) and each Share purchased pursuant to such exercise shall automatically be converted into the right to receive the Merger Consideration at the Effective Time.

   Back-up Withholding. Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain stockholders pursuant to the Offer. In order to avoid such backup withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to back-up withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status or other appropriate form prior to receipt of any payment.

   Grant of Proxy. By executing a Letter of Transmittal (or delivering an Agent's Message), you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after May 1, 2001). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of SMS's stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

   The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (1) you own the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (2) the tender of such Shares complies with Rule 14e-4 and (3) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

   Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of, or payment for, which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

   5. Withdrawal Rights. You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 15, 2001, unless such Shares are accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open or are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section.

   To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in "The Offer--Procedures for Tendering Shares" at any time prior to the Expiration Date.

   If we include a Subsequent Offering Period (as described in more detail in "The Offer--Extensions of the Tender Period") following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

   We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

   6. Certain United States Federal Income Tax Consequences

   This summary of the material United States federal income tax consequences of the Offer and the Merger is for general information only and is based on the law as currently in effect. This summary does not discuss all of the tax consequences that may be relevant to a stockholder in light of its particular circumstances or to stockholders subject to special rules, such as financial institutions, broker-dealers, tax-exempt organizations, stockholders that hold their Shares as part of a straddle or a hedging or conversion transaction and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. This summary does not discuss the tax consequences of the Offer and the Merger for non-United States holders.

   Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the offer and the Merger, including the effect of United States state and local tax laws or foreign tax laws.

   A United States holder refers to a stockholder that is, for United States federal income tax purposes:

  . a citizen or resident of the United States,

  . a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States, or

  . an estate or trust, the income of which is includible in gross income for federal income tax purposes regardless of its source.

   The receipt by a United States holder of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction under the United States Internal Revenue Code of 1986, as amended (the "Code"). A United States holder will generally recognize gain or loss in an amount equal to the difference between the cash received by the stockholder pursuant to the Offer or the Merger and the stockholder's adjusted tax basis in the Shares tendered pursuant to the Offer or converted in the Merger. That gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder, and will be a long-term capital gain or loss if the Shares have been held for more than one year. Stockholders are urged to consult their own tax advisors as to the federal income tax treatment of a capital gain or loss (including limitations on the deductibility of a capital loss).

   A United States holder may be subject to backup withholding at a rate of 31% unless it provides its taxpayer identification number and certifies that the number is correct or properly certifies that it is awaiting a taxpayer identification number. See "Procedures for Accepting the Offer and Tendering Shares--Other Requirements." Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the federal income tax liability of the stockholder, provided appropriate information is forwarded to the IRS. A tendering United States holder should complete the Substitute Form W-9 that is included in the Letter of Transmittal.

   None of Sodexho, the Purchaser or SMS will recognize gain or loss for United States federal income tax purposes with respect to the Offer or the Merger.

   7. Price Range of Shares; Dividends. The Shares are listed and principally traded on the New York Stock Exchange under the symbol "SDH". The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE based on published financial sources.

                                                                   High   Low
                                                                  ------ ------
Fiscal Year 1999
  First Quarter.................................................. $33.38 $24.63
  Second Quarter................................................. $29.25 $22.00
  Third Quarter.................................................. $25.13 $18.88
  Fourth Quarter................................................. $23.25 $13.75
Fiscal Year 2000
  First Quarter.................................................. $19.31 $13.81
  Second Quarter................................................. $15.75 $10.13
  Third Quarter.................................................. $15.25 $10.44
  Fourth Quarter................................................. $18.94 $14.00
Fiscal Year 2001
  First Quarter.................................................. $21.63 $15.63
  Second Quarter................................................. $29.75 $19.75
  Third Quarter (through May 15, 2001)........................... $31.77 $28.15

   On January 24, 2001, the last full trading day before public announcement of Sodexho's initial proposal to acquire all Shares it did not already own, the closing price per Share on the NYSE was $24.875. On May 1,

2001, the last full trading day before public announcement of the Merger Agreement, the closing price per Share on the NYSE was $29.50. On May 15, 2001, a recent trading day before the date of this Offer to Purchase, the closing price per Share on the NYSE was $31.75. We advise you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

   On December 10, 1999, SMS paid a dividend of $0.08 per Share to holders of record as of November 22, 1999. SMS has not paid any subsequent dividends. SMS's credit facilities contain covenants restricting its ability to pay dividends. In general, the restrictive covenants do not permit SMS to pay dividends to stockholders in an amount greater than 40 percent of SMS's net income, or 45 percent when the ratio of SMS's consolidated debt to earnings before interest, taxes, depreciation or amortization, or EBITDA, is less than 4 but not less than 3. This restriction will no longer apply when such ratio is less than 3.

   As of May 11, 2001, there were 63,723,383 Shares outstanding.

   8. Certain Information Concerning SMS. General. SMS is the leading provider in North America of outsourced food and facilities management services, to businesses, health care facilities, colleges and universities, and primary and secondary schools, with $4.7 billion in sales for the fiscal year ended September 1, 2000. SMS operates at 5,000 locations across the United States and Canada. Food services include food and beverage procurement, preparation and menu planning, as well as the operation and maintenance of food service and catering facilities, generally on a client's premises. Facilities management services include plant maintenance, energy management, grounds keeping, and housekeeping and custodial services. The address and phone number of its principal executive office are 9801 Washingtonian Boulevard, Gaithersburg, MD 20878, (301) 987-4500.

   Available Information. SMS is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. SMS is required to disclose in such proxy statements certain information, as of particular dates, concerning SMS's directors and officers, their remuneration, stock options granted to them, the principal holders of SMS's securities and any material interest of such persons in transactions with SMS. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

   Except as otherwise stated in this Offer to Purchase, the information concerning SMS contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although Sodexho has no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, Sodexho takes no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by SMS to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Sodexho.

   Selected Financial Information. The following table presents selected consolidated financial information of SMS which has been excerpted or derived from the audited financial statements contained in SMS's annual report on Form 10-K for the fiscal year ended September 1, 2000 (the "SMS 10-K") and the unaudited financial statements contained in SMS's Quarterly Report on Form 10-Q for the thirteen weeks ended March 2, 2001 (the "SMS 10-K"). The financial information that follows is qualified in its entirety by reference to the SMS 10-K and the SMS 10-Q and other documents filed by SMS with the SEC which contain comprehensive financial information. The SMS 10-K and the SMS 10-Q and such other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth above.

                           26 Weeks Ended                            34 Weeks        Fiscal Year
                          -----------------                           Ended    -------------------------
                          March 2, March 3, Fiscal Year Fiscal Year August 28,
                            2001     2000     2000(1)     1999(1)    1998(1)   1997(2)  1996(3)  1995(3)
                          -------- -------- ----------- ----------- ---------- -------  -------  -------
                                              (in millions, except per share data)
Income Statement Data:
Sales...................   $2,596   $2,467    $4,734      $4,502      $2,828   $5,026   $4,318   $3,634
Operating Profit Before
 Corporate Expenses and
 Interest...............      198      181       319         299         119      157      177      130
Total Corporate Expenses
 and Interest(4)........     (106)    (106)     (207)       (207)       (151)    (172)    (127)     (78)
                           ------   ------    ------      ------      ------   ------   ------   ------
Income (Loss) From
 Continuing Operations,
 Before Taxes and
 Extraordinary Item.....       92       75       112          92         (32)     (15)      50       52
(Provision) Benefit for
 Income Taxes from
 Continuing Operations..      (39)     (33)      (49)        (41)         13       15      (17)     (20)
                           ------   ------    ------      ------      ------   ------   ------   ------
Income (Loss) From
 Continuing Operations,
 Before Discontinued
 Operations and
 Extraordinary Item.....       53       42        63          51         (19)     --        33       32
Discontinued Operations,
 Net of Income
 Taxes(5)...............      --       --        --          --           77      335      273      215
                           ------   ------    ------      ------      ------   ------   ------   ------
Income Before
 Extraordinary Item.....       53       42        63          51          58      335      306      247
Loss from Extraordinary
 Item, Net of Income
 Taxes(6)                     --       --        --          --          (44)     --       --       --
                           ------   ------    ------      ------      ------   ------   ------   ------
Net Income..............   $   53   $   42    $   63      $   51      $   14   $  335   $  306   $  247
                           ======   ======    ======      ======      ======   ======   ======   ======
Per Share Data(7):
Basic Earnings Per
 Share:
 Continuing Operations..   $ 0.84   $ 0.67    $ 1.01      $ 0.82      $(0.36)  $  --    $ 1.03   $ 1.03
 Discontinuing
  Operations(5).........      --       --        --          --         1.48    10.53     8.56     6.89
                           ------   ------    ------      ------      ------   ------   ------   ------
Basic Earnings Per Share
 before
 Extraordinary Item.....     0.84     0.67      1.01        0.82        1.12    10.53     9.59     7.92
 Extraordinary Item(6)        --       --        --          --        (0.85)     --       --       --
                           ------   ------    ------      ------      ------   ------   ------   ------
Basic Earnings Per
 Share..................   $ 0.84   $ 0.67    $ 1.01      $ 0.82      $ 0.27   $10.53   $ 9.59   $ 7.92
                           ======   ======    ======      ======      ======   ======   ======   ======
Basic Weighted-Average
 Shares.................     63.3     62.9      63.0        62.1        52.0     31.8     31.9     31.2
Diluted Earnings Per
 Share:
 Continuing Operations..   $ 0.83   $ 0.67    $ 1.00      $ 0.81      $(0.36)  $  --    $ 0.97   $ 0.97
 Discontinued
  Operations(5).........      --       --        --          --         1.48    10.53     8.08     6.51
                           ------   ------    ------      ------      ------   ------   ------   ------
Diluted Earnings Per
 Share before
 Extraordinary Item.....     0.83     0.67      1.00        0.81        1.12    10.53     9.05     7.48
 Extraordinary Item(6)..      --       --        --          --        (0.85)     --       --       --
                           ------   ------    ------      ------      ------   ------   ------   ------
Diluted Earnings Per
 Share..................   $ 0.83   $ 0.67    $ 1.00      $ 0.81      $ 0.27   $10.53   $ 9.05   $ 7.48
                           ======   ======    ======      ======      ======   ======   ======   ======
Diluted Weighted-Average
 Shares.................     64.1     63.5      63.5        63.9        52.0     31.8     33.8     33.0

                          26 Weeks Ended                            34 Weeks        Fiscal Year
                         -----------------                           Ended    -----------------------
                         March 2, March 3, Fiscal Year Fiscal Year August 28,
                           2001     2000     2000(1)     1999(1)    1998(1)   1997(2) 1996(3) 1995(3)
                         -------- -------- ----------- ----------- ---------- ------- ------- -------
                                             (in millions, except per share data)
Cash Dividends
 Declared(8)............  $  --    $ 0.08    $ 0.08      $  --       $ 0.36   $ 1.40  $ 1.28  $ 1.12
Ratio of Earnings to
 Fixed Charges(9).......     3.4      2.7       2.3         2.0         2.5      4.0     4.5     4.8
Book Value at Period
 End(10)................     n/m      n/m       n/m         n/m         n/m     46.4    40.0    33.6

Balance Sheet Data (at end of
 period):
Total Current Assets....  $  744   $  707    $  682      $  642      $  605   $  914  $  764  $  784
Total Noncurrent
 Assets.................     677      696       682         705         736    4,095   3,416   2,437
                          ------   ------    ------      ------      ------   ------  ------  ------
Total Assets............  $1,421   $1,403    $1,364      $1,347      $1,341   $5,009  $4,180  $3,221
                          ======   ======    ======      ======      ======   ======  ======  ======

Total Current
 Liabilities............  $  809   $  788    $  765      $  718      $  695   $1,149  $1,092  $  934
Total Long-Term and
 Convertible
 Subordinated Debt......     859      940       900       1,010       1,091    1,829   1,300     795
Total Other Noncurrent
 Liabilities............     110      110       112         113         110      568     528     438
Stockholders' (Deficit)
 /Equity................    (357)    (435)     (413)       (494)       (555)   1,463   1,260   1,054
                          ------   ------    ------      ------      ------   ------  ------  ------
Total Liabilities and
 Stockholders'
 (Deficit)/Equity.......  $1,421   $1,403    $1,364      $1,347      $1,341   $5,009  $4,180  $3,221
                          ======   ======    ======      ======      ======   ======  ======  ======

--------
 (1) On April 15, 1998, the SMS Board changed the fiscal year from the Friday closest to the end of December to the Friday closest to the end of August, thereby creating a 34-week Transition Period. On March 27, 1998, SMS acquired Sodexho North America. In addition, fiscal year 2000 had 52 weeks ended on September 1, 2000, fiscal year 1999 had 53 weeks and ended on September 3, 1999. The historical data for fiscal year 1997 and prior years does not include the revenue and expenses of the acquired business.
 (2) Operating results in fiscal year 1997 (52 weeks ended January 2, 1998) include a loss before income taxes of $22 million ($14 million after tax, or $0.40 per share) on the sale of the MMS-UK operations to Sodexho in connection with the 1998 merger transactions.
 (3) Fiscal year 1996 includes 53 weeks ending on January 3, 1997, with fiscal year 1995 including 52 weeks ending on December 29, 1995.
 (4) Total corporate expenses include the amortization of intangible assets. For fiscal year 1999 and the 34 weeks ended August 28, 1998, $16 million and $31 million pretax, respectively, of integration and restructuring charges were recognized.
 (5) On March 27, 1998, SMS distributed to its stockholders the Lodging, MSLS and MDS divisions as part of the 1998 transactions. For reporting purposes, the Lodging segment is considered Discontinued Operations prior to March 27, 1998. MSLS and MDS are considered part of continuing operations for the same periods.
 (6) On March 27, 1998, SMS refinanced its debt as part of the 1998 transactions, resulting in a $71 million pretax charge from the early extinguishment of debt ($44 million after-tax).
 (7) Earnings per share data have been restated to reflect the adoption in 1997 of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." All per share data has been adjusted to reflect a one-for-four reverse stock split effective March 27, 1998.
 (8) The SMS Board declared on October 13, 1999, an $0.08 per common share dividend for fiscal year 1999, paid on December 10, 1999 to stockholders of record on November 22, 1999.
 (9) Earnings have been calculated by adding interest expense and the portion of rentals estimated to represent the interest factor to income before income taxes. Fixed charges include interest charges (including capitalized interest).
(10) Book value per share is calculated as to total stockholders' equity at the end of the period divided by the diluted number of shares of Common Stock outstanding at the end of the period. Book value is not meaningful for the 34 weeks ended August 28, 1998 to present, as SMS had a Stockholders' Deficit Balance.

   Certain Projections. As a significant stockholder of SMS, Sodexho and its representatives on the SMS Board were routinely given access to nonpublic management projections of possible future performance of SMS. Following the receipt by the SMS Board on January 24, 2001 of Sodexho's initial proposal to acquire all of the outstanding Shares it did not already own, SMS did not give Sodexho and its representatives on the SMS Board routine access to such projections. SMS provided Sodexho with the January 2001 projections summarized below prior to January 24, 2001.

   The SMS projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The SMS projections are included in this Offer to Purchase only because such information was provided to Sodexho and was in the possession of Sodexho during its evaluation of a business combination transaction. These projections are based on then-current expectations, forecasts and assumptions of SMS management and involve risks and uncertainties, some of which are outside of SMS's control, that could cause actual outcomes and results to differ materially from current expectations. These risks and uncertainties include, among other things: (1) the ability of SMS to adapt to various changes, including changes in its structure, senior management and relationship with Sodexho, (2) the potential adverse impact of SMS's substantial indebtedness, including restrictions and remedies available within the related debt covenants, (3) the ability of SMS to attract, hire, train and retain competent management personnel, (4) competition in the food services and facilities management industries, (5) the effects of general economic conditions, (6) the ability of SMS to retain clients and obtain new clients on satisfactory terms, and other factors described from time to time in SMS's filings with the SEC. Accordingly, there can be no assurance that the assumptions made in preparing any of the SMS projections will prove accurate or that any of the SMS projections will be realized. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in any of the SMS projections. The inclusion of any of the SMS projections herein should not be regarded as an indication that any of Sodexho, the Purchaser or SMS or their respective affiliates or representatives considered or consider any of the SMS projections to be a reliable prediction of future events, and none of the SMS projections should be relied upon as such. None of Sodexho, the Purchaser or SMS or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of SMS compared to the information contained in any of SMS projections, and none of them has updated or intends to update or otherwise revise any of the SMS projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying any of the SMS projections are shown to be in error.

                          January 2001 SMS Projections

                                                    Fiscal Year
                                         --------------------------------------
                                                     Projected
                                         --------------------------------------
                                          2001    2002    2003    2004    2005
                                         ------  ------  ------  ------  ------
                                                Dollars in millions
Total Revenues.......................... $4,970  $5,244  $5,559  $6,011  $6,263
EBITDA.................................. $  300  $  320  $  355  $  390  $  430
Depreciation............................ $  (48) $  (49) $  (52) $  (58) $  (59)
Amortization............................ $  (37) $  (36) $  (34) $  (33) $  (32)
                                         ------  ------  ------  ------  ------
EBIT.................................... $  215  $  235  $  269  $  299  $  338
Interest Expense........................ $  (78) $  (74) $  (71) $  (54) $  (43)
                                         ------  ------  ------  ------  ------
Earnings before Taxes................... $  137  $  160  $  198  $  245  $  295
Provision for Taxes..................... $  (59) $  (68) $  (83) $ (102) $ (121)
                                         ------  ------  ------  ------  ------
Net Income.............................. $   78  $   92  $  115  $  143  $  174
                                         ======  ======  ======  ======  ======

   9. Certain Information Concerning the Purchaser, Sodexho and Bellon S.A. The Purchaser is a Delaware corporation incorporated on April 3, 2001. It is wholly-owned subsidiary of Sodexho. The Purchaser has not engaged in any activities other than in connection with or as contemplated by the Merger Agreement or in connection with arranging financing required to consummate the transactions contemplated by the Merger Agreement. The Purchaser's business address is 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France.

   Sodexho is a French corporation. Sodexho was founded in 1966 by its current Chairman, Pierre Bellon. It is today the world leader in food and management services. With 286,000 employees and operations in 70 countries at 22,000 sites, Sodexho generated Euro 10.5 billion in sales in fiscal year ended August 31, 2000. Sodexho has held 29,949,925 Shares since SMS's formation in 1998, which currently represents about 47.1 percent of the outstanding Shares. Prior to the closing of the Merger, Sodexho may transfer these Shares to the Purchaser.

   Bellon S.A. is a privately held French corporation and the beneficial owner of approximately 40.2 percent of Sodexho. Pierre Bellon, together with members of his family, beneficially owns an approximate 54.9 percent economic interest (representing a 70.8 percent voting interest) in Bellon S.A.

   The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Sodexho, the Purchaser and Bellon S.A. and certain other information are set forth on Schedule I.

   10. Source and Amount of Funds. We will need approximately $1.15 billion to purchase all Shares held by non-affiliates of Sodexho pursuant to the Offer and to pay related fees and expenses. We intend to pay for all Shares validly tendered and not withdrawn in the Offer and to provide funding for the Merger and related expenses through borrowings under a Euro 1,332,500,000 multicurrency term loan facility ("Facility A2") provided under a term and revolving facilities agreement dated as of April 6, 2001, as amended on April 27, 2001, among Sodexho, Citibank International plc, Goldman Sachs International and SG Investment Banking as arrangers, Societe Generale as agent and issuing bank, and certain other financial institutions (the "Facilities Agreement").

   Maturity. Facility A2 has a maturity of 364 days (subject to extension, at the option of Sodexho, for an additional one year subject to certain conditions) and is to be repaid in full at maturity.

   Interest Rates and Fees. All amounts outstanding under Facility A2 will bear interest at an annual rate equal to the sum of (i) an applicable margin (between 50 basis points and 140 basis points, depending generally on Sodexho's long term credit rating as published by Standard & Poor's), (ii) as applicable, LIBOR (defined as the British Bankers Association Interest Settlement Rate for the relevant currency and period) or EURIBOR (defined as the percentage rate per annum determined by the Banking Federation for the European Union for the relevant period) and (iii) an amount determined by the agent, as necessary, to reflect mandatory costs associated with compliance by each lender with applicable reserve requirements.

   The applicable margin will be decreased by 15 basis points if Sodexho applies the net proceeds of a contemplated capital increase to prepay certain facilities under the Facilities Agreement in specified amounts.

   Interest payments will be made on the last date of each interest period (which shall be 1, 2, 3 or 6 months or, to the extent available to each lender, 9 or 12 months) and, in the case of interest periods of longer than 6 months, semi-annually in arrears.

   Sodexho has agreed to pay certain arrangement, agency, and commitment fees in connection with the Facilities Agreement. The commitment fee will accrue on the unused amount of Facility A2 at a rate per annum of 33 1/3% of the applicable margin, payable quarterly in arrears.

   Mandatory Prepayments. Under the following circumstances mandatory prepayments are required under Facility A2. First, if any subsidiary borrower ceases to be a subsidiary of Sodexho, the facilities borrowed and or made available to that borrower shall be repaid and cancelled. Second, if Bellon S.A. ceases to hold at least 33 1/3% of the shares and/or voting rights of Sodexho, Facility A2 shall be repaid and cancelled in full. Third, Facility A2 is to be mandatorily prepaid and permanently reduced by an amount equal to the net proceeds received by Sodexho or any of its subsidiaries from: (i) any note, bond or other debt securities issued by Sodexho or any of its subsidiaries in any of the capital markets of the United States, Europe or Japan (subject to certain exceptions) and (ii) any issue of equity or equity related security (excluding stock options, the exercise of existing warrants and a proposed international share ownership plan for employees).

   Conditions to Borrowing. The availability of Facility A2 is subject to satisfaction of conditions precedent typical for this type of facility including (i) the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (ii) confirmation that all fees and expenses then due have been paid, and (iii) receipt by the lenders of customary documentation, including legal opinions, documentation relating to the existence of Sodexho and its subsidiaries, and documentation relating to the Offer and the Merger.

   Guarantees. Sodexho, Purchaser and each other subsidiary borrower under the Facilities Agreement guarantee the payment of all amounts under the Facilities Agreement. In addition, if any amounts remain outstanding under SMS's existing indebtedness or Sodexho exercises its option to extend the maturity of Facility A2 in an amount in excess of Euro 250,000,000, it is contemplated that Sodexho Operations, LLC, a wholly-owned subsidiary of SMS, will, no later than 60 days from the date of the first drawing under Facility A2, guarantee the payment of all amounts outstanding under the Facilities Agreement.

   Covenants. The Facilities Agreement contains covenants typical for such types of facilities including (1) maintenance of authorizations and consents;
(2) compliance with laws and regulations; (3) negative pledge (subject to certain exceptions); (4) restrictions on disposals of assets; (5) restriction on subsidiary borrowings and guarantees; (6) no merger or consolidation (subject to certain exceptions); (7) no substantial changes to the general nature of the business; (8) maintenance of insurance; (9) compliance of the Offer with applicable laws and regulations; (10) pari passu ranking; (11) payment of taxes; (12) transactions with affiliates to be on arms length terms (subject to certain exceptions); (13) no contravention of Regulations T, U or X of the Federal Reserve Board or any other applicable laws or regulations; and
(14) proper capitalization of Purchaser for the purposes of US laws and regulations.

   Events of Default. The Facilities Agreement also contains events of default typical for such type of facilities including (1) non-payment of amounts under the Facilities Agreement (subject to certain grace periods); (2) breach of financial ratios; (3) breach of representations or misleading statements in any material respect; (4) cross default on other debt of at least Euro 30,000,000;
(5) inability generally to pay debts; (6) bankruptcy, winding-up, foreclosure;
(7) expropriation, attachment, execution of assets; (8) ceasing to carry on all or a substantial part of its business; (9) unlawfulness or repudiation of finance documents; (10) judgments having a material adverse effect; (11) occurrence of certain ERISA events; and (12) material adverse change affecting
(A) the ability of Sodexho to perform the payment obligations or (B) the business or financial condition of Sodexho and its subsidiaries taken as a whole.

   The Facilities Agreement also provides the following additional facilities:
(1) $930,000,000 five-year term loan to refinance existing indebtedness of SMS, if required, (2) $150,000,000 multicurrency revolving and letter of credit facility to fund working capital requirements of SMS following the refinancing of existing SMS indebtedness, and (3) Euro 600,000,000 364-day multicurrency term loan facility to finance an unrelated acquisition by Sodexho.

   11. Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act. If the Merger is consummated, stockholders who have not tendered their Shares in the Offer will receive cash in an amount equal to the price per Share provided pursuant to the Offer, unless the stockholder exercises its appraisal rights under Delaware law. Therefore, if such Merger takes place, the only difference between tendering Shares in the Offer and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger is not consummated, the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Sodexho. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

   Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may, therefore, be delisted from such exchange. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things (1) there were fewer than 400 holders, (2) there were fewer than 1,200 holders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months, (3) the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, or (4) the aggregate market value of the publicly held Shares were less than $15 million. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

   If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through the NASDAQ National Market or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

   The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

   The Shares are currently registered under the Exchange Act. Registration may be terminated upon application of SMS to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by SMS to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a stockholders' meeting and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of SMS and persons holding "'restricted securities" of SMS may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or NASDAQ National Market reporting.

   12. Dividends and Distributions. Pursuant to the Merger Agreement, without the prior written approval of Sodexho or the Purchaser or as otherwise contemplated in the Merger Agreement, SMS has agreed not to declare or pay any dividend on, or make any other distribution in respect of outstanding shares of its capital stock.

   13. Conditions of the Offer. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer, if

     (1) at the Expiration Date, the Minimum Condition shall not have been satisfied; or

     (2) at any time on or after May 1, 2001 and prior to the Expiration Date, any of the following conditions exists:

       (a) there shall be instituted or pending any action or proceeding by any governmental authority (domestic, foreign or supranational) before any court or governmental authority or agency (domestic, foreign or supranational), (1) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares pursuant to the Offer or the consummation of the Merger, or seeking to obtain material damages in connection with the Offer or the Merger, (2) seeking to restrain or prohibit the ownership or operation by Sodexho or its affiliates of all or any portion of the business of SMS and its subsidiaries, or of Sodexho and its subsidiaries, or to compel Sodexho or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of SMS and its subsidiaries or of Sodexho and its subsidiaries, (3) seeking to impose limitations on the ability of Sodexho, the Purchaser or any of their affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares on any matters properly presented to SMS's stockholders, (4) seeking to require divestiture by Sodexho, the Purchaser or any of their affiliates of any Shares, or
    (5) that otherwise would reasonably be expected to have a Material Adverse Effect on SMS or Sodexho, or

       (b) there shall have been any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court or governmental authority or agency (domestic, foreign or supranational) that would reasonably be expected, directly or indirectly, to result in any of the consequences referred to in clauses
    (1) through (5) of paragraph (a) above, or

       (c) there shall have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SMS, or

       (d) SMS shall have breached or failed to perform in all material respects any of its obligations under the Merger Agreement, except where such breach or failure to perform would not have, individually or in the aggregate a Material Adverse Effect on SMS, or

       (e) any of the representations and warranties of SMS contained in the Merger Agreement (without giving effect to any qualifications contained therein as to "materiality" or "Material Adverse Effect") shall not be true and correct in all respects when made or at any time prior to the consummation of the Offer as if made at and as of such time, except where failure to be true or correct would not have, individually or in the aggregate a Material Adverse Effect on SMS, or

       (f) the Merger Agreement shall have been terminated in accordance with its terms, or

       (g) the SMS Board shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to Sodexho its approval or recommendation of, the Merger Agreement or the Offer or the Merger or shall have approved or recommended an Acquisition Proposal, or

       (h) SMS shall have entered into, or publicly announced its intention to enter into, a definitive agreement or an agreement in principle with respect to an Acquisition Proposal.

   The foregoing conditions are for the sole benefit of Sodexho and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Sodexho and Purchaser in whole or in part at any time and from time to time prior to the Expiration Date in their discretion. The failure by Sodexho or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to consummation of the Offer.

   14. Certain Legal Matters; Regulatory Approvals. General. We are not aware of any governmental license or regulatory permit that appears to be material to SMS's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that, except as described below under "State Takeover Laws," such approval or other action will be sought. There is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to SMS's business or certain parts of SMS's business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "The Offer--Conditions of the Offer."

   State Takeover Laws. SMS is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The restrictions of Section 203 do not apply to any stockholder as to which, prior to the time it became an interested stockholder, the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder. Since the SMS Board approved Sodexho's initial acquisition of Shares in 1998 and has approved the Merger Agreement, Sodexho and the Purchaser do not believe that the restrictions of Section 203 would apply to the Merger. In addition, Sodexho and the Purchaser believe that the restrictions of Section 203 are inapplicable to the Merger because Sodexho has been an interested stockholder of SMS for more than three years.

   A number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. SMS, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and SMS and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

   In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal District Court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   If any government official or third party should seek to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and SMS, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See "The Offer--Conditions of the Offer."

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC, and certain waiting period requirements have been satisfied. This information was furnished to the Antitrust Division on March 7, 2001 and the waiting period requirements were satisfied on April 6, 2001.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Sodexho's or SMS's substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "The Offer--Conditions of the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

   Litigation. Following Sodexho's January 25, 2001 announcement that it had made a proposal to acquire the outstanding Shares of the company, nine separate lawsuits were filed in the Delaware Court of Chancery on behalf of a purported class of SMS stockholders, excluding Sodexho and the other defendants. The actions, which were styled Feldman v. Shaw, et al., C.A. No. 18640; Bieler v. Shaw, et al., C.A. No. 18641; McMullen v. Shaw, et al., C.A. No. 18642; Alessi
v. Shaw, et al., C.A. No. 18644; Piven v. Shaw, et al., C.A. No. 18645; Goldberg v. Shaw, et al., C.A. No. 18650; Remmen v. Shaw, et al., C.A. No. 18651; Berg v. Shaw, et al., C.A. No. 18653; and Burt v. Shaw, et al., C.A. No. 18661, were subsequently consolidated by order of the court under the caption In re Sodexho Marriott Shareholders Litigation, Cons. C.A. No. 18640 (the "Action"). That order designates the complaint in the Feldman action to be the operative complaint in the Action. That complaint names as defendants SMS, the members of the SMS Board and Sodexho, and generally alleges that the $27.00 per Share offer announced by Sodexho on January 25, 2001 would provide inadequate value to SMS stockholders, that Sodexho improperly used its position as a large stockholder of SMS in making that proposal and that the members of the SMS Board were beholden to Sodexho and could not impartially evaluate the proposal. That complaint seeks preliminary and permanent injunctive relief against the transaction proposed by Sodexho, monetary damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

   Prior to SMS and Sodexho entering into the Merger Agreement, the parties to the Action reached an agreement in principle to settle the Action based on the facts (1) that plaintiffs' counsel and their financial advisor had conveyed plaintiffs' views about the adequacy of Sodexho's earlier proposal to the advisors to the Special Committee and that those views had been taken into consideration by the members of the Special Committee in reaching their determination to recommend to the full SMS Board that the board approve the Merger Agreement, (2) that Sodexho was aware of the allegations made in the complaints in the Action and took into account the desirability of addressing those claims in determining to increase the per Share consideration to be paid to SMS's stockholders from $27.00 to $32.00 per Share, and (3) that the $32.00 per Share consideration provided in the Merger Agreement was within the range of fairness for such shares in the view of plaintiffs' financial advisor. The proposed settlement is subject to a number of conditions, including, among other things, that plaintiffs' counsel conclude, after completion of appropriate discovery, that the proposed settlement is fair and reasonable to members of the putative class, and approval by the Delaware Court of Chancery of the settlement. Subject to final court approval of the settlement, plaintiffs' counsel intend to apply to the Court for an award of their fees and expenses. Defendants have agreed not to oppose such an application up to an aggregate amount of $725,000, as may be awarded by the Court.

   Provisions for Unaffiliated Security Holders. In connection with the Offer and the Merger, none of Sodexho, Purchaser or SMS has granted to unaffiliated security holders access to their corporate files or arranged for counsel or appraisal services at the expense of Sodexho, Purchaser or SMS.

   15. Fees and Expenses. Goldman Sachs International is acting as Sodexho's financial advisor and Goldman, Sachs & Co. is acting as Dealer Manager in connection with the Offer and the Merger. Sodexho has agreed to pay Goldman Sachs International as compensation for its services as financial advisor (including the services of Goldman, Sachs & Co. as Dealer Manager) a fee of $7,100,000, of which $250,000 has been paid, with the balance due upon the closing of the Offer. Sodexho has also agreed to reimburse Goldman Sachs for certain reasonable out-of-pocket expenses incurred in connection with the Offer and the Merger (including the fees and disbursements of outside counsel) and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

   Sodexho has retained MacKenzie Partners, Inc. to act as the Information Agent and EquiServe Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

   None of Sodexho, Purchaser or SMS will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depository) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

      Fees and Expenses to Be Paid by Sodexho or the Purchaser:
        Financial Advisor/Dealer Manager........................... $ 7,250,000
        Legal......................................................   1,950,000
        Communications/Printing....................................     250,000
        Filing.....................................................     496,000
        Depositary.................................................     430,000
        Information Agent (including mailing)......................     132,500
        Miscellaneous..............................................     300,000
                                                                    -----------
          Total.................................................... $10,808,500
                                                                    ===========


      Fees and Expenses to Be Paid by SMS:
        Financial Advisor............................................ $8,600,000
        Legal........................................................    900,000
        Miscellaneous................................................    250,000
                                                                      ----------
          Total...................................................... $9,750,000
                                                                      ==========

   The fees payable by SMS to UBS Warburg are described under Item 5 in SMS's Solicitation/ Recommendation Statement on Schedule 14 D-9 referenced below.

   16. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

   No person has been authorized to give any information or make any representation on behalf of the Purchaser or Sodexho not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer which includes information required by Schedule 13E-3. In addition, SMS has filed a Solicitation/Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 of the Exchange Act Rules setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information and has also filed a related Rule 13e-3 Transaction Statement on Schedule 13E-3. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in "The Offer--Certain Information Concerning the Purchaser and Sodexho--Available Information" of this Offer to Purchase (except that such information will not be available at the regional offices of the SEC).

                             SMS Acquisition Corp.

                                                                    May 17, 2001

                                                                      SCHEDULE I

                  DIRECTORS AND EXECUTIVE OFFICERS OF SODEXHO,
                         THE PURCHASER AND BELLON S.A.

                 1. DIRECTORS AND EXECUTIVE OFFICERS OF SODEXHO

   The following table sets forth (1) the name, business address and present principal occupation or employment, (2) material occupations, positions, offices or employments and business addresses thereof for the past five years and (3) information as to beneficial ownership of Shares of each director and executive officer of Sodexho. The principal place of business of Sodexho and, unless otherwise indicated below, the business address of each director and officer, is care of Sodexho Alliance, S.A., 3, avenue Newton, 78180 Montigny-le-Bretonneux, France. Sodexho's telephone number is 011-331-3085-7500. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Sodexho and each individual has served in his or her current position for at least the past five years. None of the directors and officers of Sodexho listed below has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and officers listed below are citizens of France. Other than Pierre Bellon, who may be deemed to beneficially own approximately 47.1% of the outstanding Shares, no director or officer of Sodexho beneficially owns more than 1% of the outstanding Shares.

                                Current Principal Occupation or    Beneficial
                                        Employment and              Ownership
 Name and Address                Five-Year Employment History       of Shares
 ----------------              --------------------------------   -------------
 Directors
 Pierre Bellon................ Mr. Bellon founded Sodexho in      29,949,926(1)
                               1966. He currently serves as
                               Chairman and Chief Executive
                               Officer of Sodexho. Since 1988
                               Mr. Bellon has served as
                               Chairman and Chief Executive
                               Officer of Bellon, S.A.

 Remi Baudin.................. Mr. Baudin currently serves as
                               Vice Chairman of Sodexho. Mr.
                               Baudin is also President of
                               FERCO, the European food
                               services confederation, which he
                               founded in 1988.

 Astrid Bellon................ Ms. Bellon has served as a
                               Member of the Management Board
                               of Bellon, S.A. since 1996.

 Bernard Bellon............... In 1988 Mr. Bellon founded
  Le Derby 570,                Finadvance S.A., a venture
  Avenue du Club Hippique,     capital company, and has served
  13090 Aix-en-Provence,       as its Chairman since its
  France                       founding.

 Francois-Xavier Bellon....... Mr. Bellon has served as the
  Sodexho Mexico,              Chief Operating Officer of
  Anatole France               Sodexho Mexico since 2000, and
  #319--Colonia Polanco,       has been a member of the
  CP 11550 Mexico DF           Management Board of Bellon, S.A.
                               since 1996.

 Sophie Clamens............... Ms. Clamens serves as a
                               Corporate Finance Director of
                               Sodexho, and has been a member
                               of the Management Board of
                               Bellon, S.A. since 1996.

                                Current Principal Occupation or      Beneficial
                                         Employment and              Ownership
 Name and Address                 Five-Year Employment History       of Shares
 ----------------            -------------------------------------   ----------
 Patrice Douce.............. Mr. Douce has been with Sodexho since
  Sodexho International,     1972 when he created and managed the
  PO Box 17132,              Remote Site Management Business. From
  Dubai UAE                  1990 until his retirement in 1998 he
                             served as Chief Operating Officer of
                             Sodexho. After his retirement, Mr.
                             Douce has continued to serve as a
                             director of Sodexho.

 Paul Jeanbart.............. Mr. Jeanbart is the Chief Executive
  28, Bd du Pont d'Arve,     Officer of the Rolaco Group, a
  CH 1205 Geneva,            company he co-founded in 1967. Mr.
  Switzerland                Jeanbart also serves as Chief
                             Executive Officer of Rolaco Holding,
                             S.A. Mr. Jeanbart is a citizen of
                             Canada.

 Francois Perigot........... Mr. Perigot has been the President of
  31, Avenue Pierre 1  de    the Franco-Dutch Chamber of Commerce
  Serbie, 75116 Paris,       since 1996 and President of MEDEF
  France                     International since 1997. Prior to
                             that Mr. Perigot served as Chairman
                             of Compagnie du Platre from 1986
                             through 1998, and Vice Chairman, and
                             later Chairman, of UNICE, the
                             European union of employer and
                             industry confederations, from 1988
                             through 1998.

 Edouard de Royere.......... Mr. de Royere serves as President
  c/o L'Air Liquide,         Emeritus and Director of L'Air
  75, Quai d'Orsay,          Liquide. Mr. de Royere has served as
  75007 Paris, France        a director and Honorary Chairman of
                             L'Air Liquide since 1997, and served
                             as its Chairman and Chief Executive
                             Officer from 1985 until his
                             retirement in 1995.

 Nathalie Szabo............. Ms. Szabo serves as the Chief
                             Operating Officer of Sodexho Prestige
                             France, and has been a member of the
                             Management Board of Bellon, S.A.
                             since 1996.

 Executive Officers
 (Who Are Not Directors)
 Bernard Carton............. Mr. Carton serves as the Senior Vice      10,100
                             President and Chief Financial Officer
                             of Sodexho.

 Raphael Dubrule............ Mr. Dubrule serves as the Corporate
                             Secretary and General Counsel of
                             Sodexho.

 Albert George.............. Mr. George serves as President of
                             Sodexho. Mr. George has been with
                             Sodexho for over thirty years. Prior
                             to his recent appointment as
                             President, Mr. George served as Chief
                             Operating Officer of the Services
                             Vouchers and Cards business.

--------
Note:
(1) Includes 29,949,925 shares beneficially owned by Sodexho Alliance, S.A. Mr. Bellon, along with members of his family, beneficially owns an approximate
    54.9 percent economic interest (representing a 70.8 percent voting interest) in Bellon, S.A. Bellon, S.A. is the beneficial owner of approximately 40.2 percent of Sodexho. Except to the extent of their pecuniary interest in such shares, Bellon S.A. and Mr. Bellon disclaim beneficial ownership of such shares.

              2. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

   The following table sets forth (1) the name, business address and present principal occupation or employment, (2) material occupations, positions, offices or employments and business addresses thereof for the past five years and (3) information as to beneficial ownership of Shares of each director and executive officer of the Purchaser. The principal place of business of the Purchaser and, unless otherwise indicated below, the business address of each director and officer, is care of Sodexho Alliance, S.A., 3, avenue Newton, 78180 Montigny-le-Bretonneux, France. The Purchaser's telephone number is 011-331-3085-7500. Unless otherwise indicated, each individual has served in his or her current position for at least the past five years. None of the directors and officers of the Purchaser listed below has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated all directors and officers listed below are citizens of France.

                       Current Principal Occupation or Employment    Beneficial
                                           and                       Ownership
 Name and Address             Five-Year Employment History           of Shares
 ----------------     --------------------------------------------   ----------
 Bernard Carton...... Director of the Purchaser. Mr. Carton serves     10,100
                      as the Senior Vice President and Chief
                      Financial Officer of Sodexho.

 Denis Robin......... Director and President of the Purchaser. Mr.
                      Robin serves as the Director of Group
                      Corporate Finance and Development of
                      Sodexho.

 Sian Herbert-Jones.. Director and Secretary of the Purchaser. Ms.
                      Herbert-Jones serves as the Director of
                      Finance and Treasury of Sodexho, and is a citizen of the United Kingdom.

               3. DIRECTORS AND EXECUTIVE OFFICERS OF BELLON S.A.

   The following table sets forth (1) the name, business address and present principal occupation or employment, (2) material occupations, positions, offices or employments and business addresses thereof for the past five years and (3) information as to beneficial ownership of Shares of each director and executive officer of Bellon, S.A. The principal place of business of Bellon S.A. and, unless otherwise indicated below or previously indicated above, the business address of each director and officer, is care of Bellon, S.A., 5 Place de la Joliette, 13002 Marseille, France. Bellon S.A.'s telephone number is 011-334-91-90-84-72. None of the directors and officers of Bellon S.A. listed below has, during the past five years, (1) been convicted in a criminal proceeding or
(2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated all directors and officers listed below are citizens of France.

                        Current Principal Occupation or       Beneficial
                                Employment and                Ownership
 Name and Address        Five-Year Employment History         of Shares
 ----------------  ----------------------------------------   ----------
 Supervisory Board
 Remi Baudin...... See above under "Directors and Executive
                   Officers of Sodexho."

 Danielle Bellon.. Member, Bellon S.A. Supervisory Board

 Bernard Bellon... See above under "Directors and Executive
                   Officers of Sodexho."

 Bernard Carton... See above under "Directors and Executive     10,100
                   Officers of Sodexho."

                               Current Principal Occupation or       Beneficial
                                       Employment and                Ownership
 Name and Address               Five-Year Employment History         of Shares
 ----------------         ----------------------------------------   ----------
 Management Board
 Pierre Bellon........... See above under "Directors and Executive   29,949,926
                          Officers of Sodexho."

 Astrid Bellon........... See above under "Directors and Executive
                          Officers of Sodexho."

 Francois-Xavier Bellon.. See above under "Directors and Executive
                          Officers of Sodexho."

 Sophie Clamens.......... See above under "Directors and Executive
                          Officers of Sodexho."

 Nathalie Szabo.......... See above under "Directors and Executive
                          Officers of Sodexho."

                    ANNEX A -- AGREEMENT AND PLAN OF MERGER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  dated as of

                                  May 1, 2001

                                     among

                        SODEXHO MARRIOTT SERVICES, INC.

                             SODEXHO ALLIANCE, S.A.

                                      and

                             SMS ACQUISITION CORP.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                               ----------------

                                                                            Page
                                                                            ----
                                   ARTICLE 1
                                  Definitions

 Section  1.01. Definitions...............................................   A-1

                                   ARTICLE 2
                                   The Offer

 Section  2.01. The Offer.................................................   A-3
 Section  2.02. Company Action............................................   A-4
 Section  2.03. Directors.................................................   A-5

                                   ARTICLE 3
                                   The Merger

 Section  3.01. The Merger................................................   A-6
 Section  3.02. Conversion of Shares......................................   A-6
 Section  3.03. Surrender and Payment.....................................   A-6
 Section  3.04. Dissenting Shares.........................................   A-7
 Section  3.05. Stock Based Awards........................................   A-7
 Section  3.06. Adjustments...............................................   A-9
 Section  3.07. Withholding Rights........................................   A-9
 Section  3.08. Lost Certificates.........................................   A-9

                                   ARTICLE 4
                           The Surviving Corporation

 Section  4.01. Certificate of Incorporation..............................  A-10
 Section  4.02. Bylaws....................................................  A-10
 Section  4.03. Directors and Officers....................................  A-10

                                   ARTICLE 5
                 Representations and Warranties of the Company

 Section  5.01. Corporate Existence and Power.............................  A-10
 Section  5.02. Corporate Authorization...................................  A-10
 Section  5.03. Governmental Authorization................................  A-10
 Section  5.04. Non-contravention.........................................  A-11
 Section  5.05. Capitalization............................................  A-11
 Section  5.06. Material Subsidiaries.....................................  A-11
 Section  5.07. SEC Filings...............................................  A-12
 Section  5.08. Financial Statements......................................  A-12
 Section  5.09. Disclosure Documents......................................  A-12
 Section  5.10. Absence of Certain Changes................................  A-13
 Section  5.11. Litigation................................................  A-14
 Section  5.12. Finders' Fees.............................................  A-14
 Section  5.13. Taxes.....................................................  A-14
 Section  5.14. Employee Benefit Plans....................................  A-15
 Section  5.15. Antitakeover Statutes and Rights Agreement................  A-16

                                                                          Page
                                                                          ----
                                   ARTICLE 6
                    Representations and Warranties of Parent

 Section  6.01.  Corporate Existence and Power..........................  A-16
 Section  6.02.  Corporate Authorization................................  A-16
 Section  6.03.  Governmental Authorization.............................  A-16
 Section  6.04.  Non-contravention......................................  A-16
 Section  6.05.  Disclosure Documents...................................  A-17
 Section  6.06.  Finders' Fees..........................................  A-17
 Section  6.07.  Tax Sharing Agreement Matters..........................  A-17

                                   ARTICLE 7
                            Covenants of the Company

 Section  7.01.  Conduct of the Company.................................  A-17
 Section  7.02.  Stockholder Meeting; Proxy Material....................  A-18
 Section  7.03.  Access to Information..................................  A-18
 Section  7.04.  No Solicitation; Other Offers..........................  A-18
 Section  7.05.  Tax Matters............................................  A-20

                                   ARTICLE 8
                              Covenants of Parent

 Section  8.01.  Obligations of Merger Subsidiary.......................  A-20
 Section  8.02.  Voting of Shares.......................................  A-20
 Section  8.03.  Director and Officer Liability.........................  A-20
 Section  8.04.  Other Indemnification..................................  A-21

                                   ARTICLE 9
                      Covenants of Parent and the Company

 Section  9.01.  Commercially Reasonable Efforts........................  A-21
 Section  9.02.  Certain Filings........................................  A-21
 Section  9.03.  Public Announcements...................................  A-21
 Section  9.04.  Further Assurances.....................................  A-21
 Section  9.05.  Merger Without Meeting of Stockholders.................  A-21
 Section  9.06.  Notices of Certain Events..............................  A-22

                                   ARTICLE 10
                            Conditions to the Merger

 Section  10.01. Conditions to Obligations of Each Party................  A-22

 Section  10.02. Conditions to the Obligations of Parent and Merger
                 Subsidiary.............................................  A-22

                                   ARTICLE 11
                                  Termination

 Section  11.01. Termination............................................  A-22
 Section  11.02. Effect of Termination..................................  A-23

                                                                            Page
                                                                            ----
                                   ARTICLE 12
                                 Miscellaneous

 Section  12.01. Notices..................................................  A-24
 Section  12.02. Non-Survival of Representations and Warranties...........  A-24
 Section  12.03. Amendments; No Waivers...................................  A-24
 Section  12.04. Expenses.................................................  A-25
 Section  12.05. Successors and Assigns...................................  A-25
 Section  12.06. Governing Law............................................  A-25
 Section  12.07. Jurisdiction.............................................  A-25
 Section  12.08. WAIVER OF JURY TRIAL.....................................  A-26
 Section  12.09. Counterparts; Effectiveness; Benefit.....................  A-26
 Section  12.10. Entire Agreement.........................................  A-26
 Section  12.11. Captions.................................................  A-26
 Section  12.12. Severability.............................................  A-26
 Section  12.13. Specific Performance.....................................  A-26

                         AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER dated as of May 1, 2001, among Sodexho Marriott Services, Inc., a Delaware corporation (the "Company"), Sodexho Alliance, S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), and SMS Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Subsidiary").

     The parties hereto agree as follows:

                                   ARTICLE 1

                                  Definitions

     Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

     "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

     "Agreement" means this Agreement and Plan of Merger, as it may be amended from time to time.

     "Business Day" means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

     "Code" means the Internal Revenue Code of 1986.

     "Company 10-K" means the Company's annual report on Form 10-K for the fiscal year ended September 1, 2000.

     "Deferred Share" means a deferred share (whether vested or unvested) under any Deferred Share Agreement between the Company and an employee or former employee of the Company or any of its Subsidiaries.

     "Delaware Law" means the General Corporation Law of the State of
Delaware.

     "ERISA" means the Employee Retirement Income Security Act of 1974.

     "ERISA Affiliate" of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

     "Excluded Arrangement" means any employment letter or agreement setting forth the terms of employment or separation from employment for any non-officer employee of the Company or any of its Subsidiaries which does not address the grant, terms or treatment of equity based compensation provided to such employee by the Company or any of its Material Subsidiaries.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

     "Material Adverse Effect" means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole.

     "Material Subsidiary" means any entity listed or required to be listed in an exhibit to the Company 10-K pursuant to Item 601 of Regulation S-K promulgated by the SEC, except as set forth in Schedule 1.01.

     "Moratorium Period" means the period from the Effective Time through the Registration Date.

     "1933 Act" means the Securities Act of 1933.

     "1934 Act" means the Securities Exchange Act of 1934.

     "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "Plans" means the Sodexho Marriott Services, Inc. 1993 Comprehensive Stock Incentive Plan and the Sodexho Marriott Services, Inc. 1998
Comprehensive Stock Incentive Plan, and "Plan" means either of the foregoing.

     "Registration Date" means the earliest date upon which both (i) a Registration Statement on Form 20-F with respect to Parent's ordinary shares has been declared effective under the 1934 Act and (ii) a Registration Statement on Form S-8 with respect to Parent's ordinary shares underlying the options issued pursuant to Section 3.05(b) has been declared effective under the 1933 Act.

     "Restricted Share" means a Share which is subject to forfeiture granted under any of the Plans.

     "Restricted Stock Units" means restricted stock units, granted under the Sodexho Marriott Services, Inc. 1998 Comprehensive Stock Incentive Plan, which result in the issuance of Shares upon vesting.

     "Rights" means the preferred stock purchase rights issued pursuant to the Rights Agreement.

     "Rights Agreement" means the Rights Agreement dated as of October 8, 1993 between the Company and The Bank of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of September 30, 1997 and Amendment No. 2 thereto dated as of March 27, 1998.

     "SEC" means the Securities and Exchange Commission.

     "Shares" means the shares of common stock, $1.00 par value, of the Company.

     "Subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

     "Tax Sharing Agreement" means the Tax Sharing and Indemnification Agreement dated as of March 27, 1998 by and among the Company, New Marriott MI, Inc. (later renamed Marriott International, Inc.) and Parent.

     Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder.

     (b) Each of the following terms is defined in the Section set forth opposite such term:

   Term                                                                  Section
   ----                                                                  -------
   Acquisition Proposal.................................................   7.04
   Certificates.........................................................   3.03
   Company Disclosure Documents.........................................   5.09
   Company Disclosure Schedule.......................................... Art. 5
   Company ESPP.........................................................   3.05
   Company Proxy Statement..............................................   5.09
   Company SEC Documents................................................   5.07
   Company Securities...................................................   5.05
   Company Subsidiary Securities........................................   5.06
   Company Stockholder Meeting..........................................   7.02
   Confidentiality Agreement............................................   7.03
   Effective Time.......................................................   3.01
   Employee Plans.......................................................   5.14
   Exchange Agent.......................................................   3.03
   GAAP.................................................................   5.08
   Indemnified Person...................................................   8.03
   Merger...............................................................   3.01
   Merger Consideration.................................................   3.02
   Minimum Condition....................................................   2.01
   Multiemployer Plan...................................................   5.14
   Offer................................................................   2.01
   Offer Documents......................................................   2.01
   Option...............................................................   3.05
   Option Cash-Out Amount...............................................   3.05
   Schedule TO..........................................................   2.01
   Schedule 14D-9.......................................................   2.02
   Special Committee....................................................   2.02
   Superior Proposal....................................................   7.04
   Surviving Corporation................................................   3.01
   Tax Return...........................................................   5.13
   Tax..................................................................   5.13
   Taxing Authority.....................................................   5.13
   Vested Options.......................................................   3.05

                                   ARTICLE 2

                                   The Offer

     Section 2.01. The Offer. (a) Provided that nothing shall have occurred that, had the Offer referred to below been commenced, would give rise to a right to terminate the Offer pursuant to any of the conditions set forth in Annex I hereto, as promptly as practicable (but no later than twenty days after the date hereof), Merger Subsidiary shall commence an offer (the "Offer") to purchase any and all of the outstanding Shares, together with the associated Rights, at a price of $32.00 per Share, net to the seller in cash. The initial expiration date of the Offer shall be twenty Business Days from the date the Offer is commenced. The Offer shall be subject to the condition that there shall be validly tendered in accordance with the terms of the Offer, prior to the expiration date of the Offer and not withdrawn, a number of Shares that, together with the Shares then owned by Parent or any of its Subsidiaries, represents at least a majority of the Shares outstanding on a fully-diluted basis (the "Minimum Condition") and to the other conditions set forth in Annex I hereto. Merger Subsidiary expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that no change or waiver may be made, without the prior written consent of the Company, that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer or imposes conditions to the Offer in addition to those set forth in Annex I. Notwithstanding the foregoing, without the consent of the Company, Merger Subsidiary shall have the right to extend the Offer (i) from time to time if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived, (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law, (iii) on one or more occasions for an aggregate period of not more than 10 Business Days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence, if, on such expiration date, the number of Shares tendered (and not withdrawn) pursuant to the Offer, together with the Shares then owned by Parent or any of its Subsidiaries, represents less than 90% of the outstanding Shares on a fully-diluted basis and (iv) pursuant to a "subsequent offering period" under Rule 14d-11 of the 1934 Act. Subject to the foregoing and upon the terms and subject to the conditions of the Offer, Merger Subsidiary shall, and Parent shall cause it to, accept for payment and pay for, promptly after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer.

     (b) As soon as practicable on the date of commencement of the Offer, Parent and Merger Subsidiary shall file with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO") with respect to the Offer (such Schedule TO and such documents included therein, including a Rule 13e-3 Transaction Statement on Schedule 13E-3, pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents"). Parent, Merger Subsidiary and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Subsidiary agree to take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents prior to their being filed with the SEC or disseminated to the holders of Shares. Parent shall provide the Company with a copy of any comments received from the SEC on the Offer Documents.

     Section 2.02. Company Action. (a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held and acting on the unanimous recommendation of a special committee of the Board of Directors of the Company composed entirely of non-management independent directors (the "Special Committee"), has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and are fair to and in the best interests of the Company's stockholders (other than Parent and its Affiliates), (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the requirements of the Delaware Law and (iii) subject to Section 7.04(c), resolved to recommend acceptance of the Offer and adoption of this Agreement by its stockholders. The Company further represents that UBS Warburg LLC has delivered to the Special Committee its written opinion that the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Parent and its Affiliates) from a financial point of view. The Company has been advised that all of its directors who own Shares intend either to tender their Shares pursuant to the Offer or to vote in favor of the Merger. The Company will promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and, subject to Section 7.04(c), will provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer.

     (b) As soon as practicable on the day that the Offer is commenced, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") that, subject to Section 7.04(c), shall reflect the recommendations of the Company's Board of Directors referred to above. The Company, Parent and Merger Subsidiary each agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its being filed with the SEC. The Company shall provide Parent with a copy of any comments received from the SEC on the Schedule 14D-9.

     Section 2.03. Directors. (a) Effective upon the acceptance for payment of any Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this Section) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Merger Subsidiary (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all reasonable action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, subject to applicable law and the rules and regulations of the New York Stock Exchange, the Company will also use all reasonable efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board other than the Audit Committee and the Special Committee or any committee of the Board established to take action under this Agreement and (ii) each board of directors of each Material Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company. Notwithstanding the foregoing, the Company shall use all reasonable efforts to ensure that at least two of the members of the Board of Directors and such committees as of the date hereof who are not employees of the Company shall remain members of the Board of Directors and such committees until the Effective Time.

     (b) The Company's obligations to appoint Parent's designees to the Board of Directors shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     (c) Following the election or appointment of Parent's designees pursuant to Section 2.03(a) and until the Effective Time, the approval of a majority of the directors of the Company present and voting at a meeting at which a quorum exists (including the concurrence of a majority of the directors who were not designated by Parent) shall be required to authorize any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Board of Directors, any extension of time for performance of any obligation or action hereunder by Parent or Merger Subsidiary and any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company. Parent shall cause a sufficient number of its designees pursuant to Section 2.03(a) to attend any meeting at which an action may be taken to terminate or amend this Agreement, extend the time for performance of any obligation or action hereunder by Parent or Merger Subsidiary, waive compliance with any of the agreements or conditions contained herein for the benefit of the Company, or take any action to enforce the Company's rights under this Agreement, so that a quorum is present at such meeting for the time necessary to take such action.

                                   ARTICLE 3

                                   The Merger

     Section 3.01. The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the "Merger") with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the "Surviving Corporation").

     (b) As soon as practicable (but no later than three Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company (or, if applicable, Merger Subsidiary) will file a certificate of merger (or, if applicable, a certificate of ownership and merger) with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the "Effective Time") as the certificate of merger (or, if applicable, the certificate of ownership and merger) is duly filed with the Delaware Secretary of State or at such later time as is specified in such certificate.

     (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

     Section 3.02. Conversion of Shares. At the Effective Time:

     (a) except as otherwise provided in Section 3.02(b), Section 3.04 or
Section 3.05, each Share outstanding immediately prior to the Effective Time, together with the associated Right, shall be converted into the right to receive $32.00 in cash or any higher price paid for each Share in the Offer, without interest (the "Merger Consideration");

     (b) each Share held by the Company as treasury stock (other than Shares in an Employee Plan of the Company) or owned by Parent or any of its Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and

     (c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     Section 3.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent (the "Exchange Agent") for the purpose of exchanging certificates representing Shares (the "Certificates") for the Merger Consideration. Parent will, or will cause Merger Subsidiary to, provide the Exchange Agent with immediately available funds sufficient for the payment of the aggregate Merger Consideration payable in respect of the Shares pursuant to this Agreement. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange.

     (b) Each holder of Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, the Merger Consideration payable for each Share represented by such Certificate. Until so surrendered, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

     (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 3.

     (e) Any portion of the Merger Consideration provided to the Exchange Agent pursuant to Section 3.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged Shares for the Merger Consideration in accordance with this Section
3.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental authority) shall become, to the extent permitted by applicable law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

     (f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.03(a) to pay for Shares for which appraisal rights have been perfected shall be returned to Parent, upon demand.

     Section 3.04. Dissenting Shares. Notwithstanding Section 3.02, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Delaware Law shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses its right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

     Section 3.05. Stock Based Awards. (a) At or immediately prior to the Effective Time, except as set forth in Section 3.05(e), each stock option to purchase Shares outstanding under any employee stock option or compensation plan or arrangement of the Company (each an "Option") which is vested immediately prior to the Effective Time (the "Vested Options"), shall be canceled, and the Company shall pay each holder of any such option at or promptly after the Effective Time for each such option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the applicable exercise price of such option (the "Option Cash-Out Amount") by (ii) the number of Shares such holder could have purchased had such holder exercised such option in full immediately prior to the Effective Time.

     (b) At or immediately prior to the Effective Time, except as set forth in
Section 3.05(e), each Option other than Vested Options shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, and become exchangeable for, options to purchase ordinary shares of Parent or American Depositary Shares representing ordinary shares of Parent, the number and exercise price of such options to be determined in accordance with the methodology set forth in Section 424 of the Code and Financial Accounting Standards Board Interpretation No. 44, and the other terms of such options to be substantially similar to their existing terms, provided that

       (i) no such option shall be exercisable until the conclusion of the Moratorium Period,

       (ii) if the Moratorium Period has not concluded by March 31, 2002, any options that have become vested between the Effective Time and March 31, 2002 will be canceled on March 31, 2002 in exchange for a payment equal to the Option Cash-Out Amount in respect of the number of Shares such holder could have purchased prior to the Effective Time as a result of such vesting plus interest on such amount calculated in arrears from the date of the Effective Time through March 31, 2002 at a rate of 6% per annum, such payment to be made by the Company to the holder of such option on March 31, 2002, and any options that vest following March 31, 2002 through the conclusion of the Moratorium Period shall be canceled on the date such options become vested in exchange for a payment equal to the Option Cash-Out Amount in respect of the number of Shares such holder could have purchased prior to the Effective Time as a result of such vesting plus interest on such amount calculated in arrears from the date of the Effective Time through the date of such payment at a rate of 6% per annum, such payment to be made by the Company to the holder of such option on the vesting date, and

       (iii) any such option granted to an employee of the Company who separates from the Company or who dies during the Moratorium Period shall become exercisable upon the conclusion of the Moratorium Period (unless such options have been canceled in accordance with clause (ii) of this
  Section 3.05(b)) to the extent that such option would have become exercisable during such employee's employment with the Company but for the delay in the ability to exercise such option as a result of clause (i) of this Section 3.05(b), and shall remain exercisable for three months (or one year, in the case of an employee death) following the date such option becomes exercisable.

     (c) At or immediately prior to the Effective Time, each Restricted Stock Unit shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, and become exchangeable for, a similar award with respect to ordinary shares of Parent or American Depositary Shares representing ordinary shares of Parent, the terms of such awards to be substantially similar to their existing terms, provided that

       (i) such awards shall be adjusted to the extent necessary to preserve the existing value thereof,

       (ii) no such award shall vest until the conclusion of the Moratorium Period,

       (iii) (A) if the Moratorium Period has not concluded by December 15, 2001, each award that would have become vested on December 15, 2001, in the absence of the Moratorium Period (without giving effect to any accelerated vesting as a result of death), will be canceled in exchange for a payment equal to the Merger Consideration in respect of the number of Shares originally deliverable pursuant to the vesting of such award, such payment to be made by the Company to the holder of such award (or his or her estate, as applicable) on December 15, 2001, (B) if the Moratorium Period has not concluded by March 31, 2002, any award that would have become vested, in the absence of the Moratorium Period, as a result of the death of the holder thereof between the Effective Time and March 31, 2002 (other than awards described in preceding clause (A)) will be canceled on March 31, 2002 in exchange for a payment equal to the Merger Consideration in respect of the number of Shares originally deliverable pursuant to the vesting of such award plus interest on such amount calculated in arrears from the date of the Effective Time through the date of such payment, such payment to be made to the estate of the holder of the award on March 31, 2002, and (C) any award that would have vested, in the absence of the Moratorium Period, following December 15, 2001 through the conclusion of the Moratorium Period (in accordance with its vesting schedule or as a result of death) shall be canceled on the date such award would have become vested for a payment equal to the Merger Consideration in respect of the number of Shares originally deliverable pursuant to the vesting of such award, plus interest on such amount calculated in arrears from the date of the Effective Time through the date of such payment at a rate of 6% per annum, such payment to be made by the Company to the holder of such award, or his or her estate, as applicable, on the later of March 31, 2002 and the vesting date, and

       (iv) any such award granted to an employee of the Company who separates from the Company after December 15, 2001 but during the Moratorium Period (if not canceled in accordance with clause (iii) of this Section 3.05(c)) shall vest upon the conclusion of the Moratorium Period, to the same extent that such similar award would have vested had such an employee separated from the Company immediately following the conclusion of the Moratorium Period.

     (d) Unless otherwise agreed by Parent and the Company, at the Effective Time, each Deferred Share and Restricted Share outstanding immediately prior to the Effective Time shall be canceled in exchange for the right to receive the Merger Consideration, the payment thereof to be made at the Effective Time.

     (e) Prior to the Effective Time, each outstanding option under the Sodexho Marriott Services, Inc. Employee Stock Purchase Plan (the "Company ESPP") shall be exercised in accordance with Section 12.04(c) of the Company ESPP, and each Share purchased pursuant to such exercise shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration. The Company agrees that it shall terminate the Company ESPP immediately following the aforesaid purchase of Shares thereunder.

     (f) The Company and Parent shall take any actions necessary to give effect to the transactions contemplated by the provisions of this Section 3.05.

     (g) Parent will use commercially reasonable efforts to cause the Registration Date to occur as soon as reasonably practicable.

     (h) The Company shall be permitted to establish a deferred compensation program allowing deferral of receipt of the cash payments to be made to employees of the Company under this Section 3.05, with interest accruing in respect of such deferred payments at a rate no greater than the rate currently applicable to deferred compensation obligations under the Sodexho Marriott Services, Inc. Executive Deferred Compensation Plan.

     (i) Prior to the Effective Time, the Company shall provide to Parent detailed information, as of the date immediately prior to the Effective Time, with respect to the number of Shares subject to outstanding Options and the exercise prices of such Options, the number of Shares subject to Options which are exercisable immediately prior to the Effective Time and the exercise prices of such Options, the number of Shares subject to Restricted Stock Units, the number of Shares subject to Deferred Shares and the number of Restricted Shares.

     Section 3.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, the cash payable pursuant to the Offer, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

     Section 3.07. Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 3 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

     Section 3.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 3.

                                   ARTICLE 4

                           The Surviving Corporation

     Section 4.01. Certificate of Incorporation. The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law.

     Section 4.02. Bylaws. The bylaws of the Surviving Corporation in effect at the Effective Time shall be amended to conform to the bylaws of Merger Subsidiary as in effect immediately prior to the Effective Time, until further amended in accordance with applicable law.

     Section 4.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

                                   ARTICLE 5

                 Representations and Warranties of the Company

     Except as set forth in the corresponding sections or subsection of the disclosure schedule delivered by the Company to Parent on or prior to the date hereof (the "Company Disclosure Schedule") or in the Company SEC Documents, the Company represents and warrants to Parent that:

     Section 5.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore delivered to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

     Section 5.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and, except for the affirmative vote of the holders of a majority of the outstanding Shares in connection with the consummation of the Merger (if required by law), have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding Shares (if required by law) is the only vote of the holders of any of the Company's capital stock necessary in connection with the consummation of the Merger. This Agreement constitutes a valid and binding agreement of the Company.

     Section 5.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of a certificate of merger (or, a certificate of ownership and merger, as applicable) with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with the requirements of the HSR Act (under which the applicable waiting period expired prior to the date hereof), (iii) compliance with any applicable requirements of the 1933 Act, the 1934

Act and any other applicable securities or takeover laws, whether state or foreign, and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

     Section 5.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in a violation or breach of any provision of any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv), for such matters as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially impair the ability of the Company to consummate the actions contemplated by this Agreement.

     Section 5.05. Capitalization. (a) The authorized capital stock of the Company consists of 300,000,000 Shares and 1,000,000 shares of preferred stock, without par value, of which 300,000 shares are designated as Series A Junior Participating Preferred Stock. As of April 27, 2001 there were outstanding (i) 63,641,911 Shares (excluding Deferred Shares and Restricted Shares), (ii) no shares of preferred stock, (iii) Options to purchase an aggregate of 6,608,590 Shares (of which Options to purchase an aggregate of 2,879,254 Shares were exercisable), (iv) 27,417 Restricted Shares, (v) Deferred Shares with respect to 162,207 Shares (of which 120,324 Shares are vested) and (vi) Restricted Stock Units with respect to 356,904 Shares. Under the Company ESPP, a maximum of 600,000 Shares can be allocated in any year, and the agent for the Company ESPP is required to make a corresponding purchase of Shares on the open market in respect of any such allocation. All shares of capital stock of the Company outstanding as of the date hereof have been duly authorized and validly issued and are fully paid and nonassessable. All Shares issuable upon exercise of outstanding employee stock options have been duly authorized and, when issued in accordance with the terms thereof, will be validly issued and will be fully paid and nonassessable.

     (b) Except as set forth in this Section 5.05 and for changes since April 27, 2001 resulting from the exercise of employee stock options outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or
(iii) options or other rights to acquire from the Company or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities"). Except as contemplated by Section 3.05, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

     (c) Except as set forth in this Section 5.05, none of the Shares is owned by any Subsidiary of the Company.

     Section 5.06. Material Subsidiaries. (a) Each Material Subsidiary of the Company is a business entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all business entity powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Material Subsidiary is duly qualified to do business as a foreign business entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

     (b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Material Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (i) securities of the Company or any of its Material Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Material Subsidiary of the Company or (ii) options or other rights to acquire from the Company or any of its Material Subsidiaries, or other obligation of the Company or any of its Material Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Material Subsidiary of the Company (the items in clauses (i) and (ii) being referred to collectively as the "Company Subsidiary Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

     Section 5.07. SEC Filings. (a) The Company has made available to Parent
(i) the Company's annual reports on Form 10-K for its fiscal years ended September 3, 1999 and September 1, 2000, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended December 1, 2000 and March 2, 2001, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since September 1, 2000 and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since September 1, 2000 (the documents referred to in this Section 5.07(a), collectively, the "Company SEC Documents").

     (b) As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1934 Act.

     (c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each such Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (d) No Company SEC Document is a registration statement filed pursuant to the 1933 Act.

     Section 5.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents fairly present in all material respects, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

     Section 5.09. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company's stockholders in connection with the transactions contemplated by this Agreement (the "Company Disclosure Documents"), including the Schedule 14D-9, the proxy or information statement of the Company (the "Company Proxy Statement"), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

     (b) (i) The Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) any Company Disclosure Document (other than the Company Proxy Statement), at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company by Parent specifically for use therein.

     (c) The information with respect to the Company or any of its Subsidiaries that the Company furnishes to Parent specifically for use in the Offer Documents, at the time of the filing thereof, at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     Section 5.10. Absence of Certain Changes. Since March 2, 2001, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

     (a) to the knowledge of the Company's Chief Executive Officer, Chief Financial Officer, President of Corporate Services, President of Education Services or President of Health Care Services, any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

     (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any of its Material Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Material Subsidiaries;

     (c) any amendment of any material term of any outstanding security of the Company or any of its Material Subsidiaries;

     (d) any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

     (e) any creation or other incurrence by the Company or any of its Subsidiaries of any Lien on any material asset other than in the ordinary course of business consistent with past practices;

     (f) any making of any material loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments in its wholly-owned Subsidiaries or advances to customers made in the ordinary course of business consistent with past practices;

     (g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

     (h) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its Subsidiaries of any contract or other right, in either case, material to the Company and its Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

     (i) any change in any method of accounting, method of tax accounting or accounting principles or practice by the Company or any of its Material Subsidiaries, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act;

     (j) any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director or officer of the Company or any of its Material Subsidiaries, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) any entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee who reports directly to an officer of the Company or any of its Material Subsidiaries, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee who reports directly to an officer of the Company or any of its Material Subsidiaries or is otherwise applicable generally to any related group of employees of the Company or any of its Material Subsidiaries, or (v) increase in compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Material Subsidiaries other than in the ordinary course of business consistent with past practice; or

     (k) any material Tax election made or changed, any annual tax accounting period changed, any method of tax accounting adopted or changed, any material amended Tax Returns or claims for material Tax refunds filed, any material closing agreement entered into, any material Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered.

     Section 5.11. Litigation. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened, against the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any of such Subsidiary may be liable or any of their respective properties before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Offer or the Merger or any of the other transactions contemplated hereby.

     Section 5.12. Finders' Fees. Except for UBS Warburg LLC, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

     Section 5.13. Taxes. (a) The Company and each of its Subsidiaries has paid (or, to the Company's knowledge, has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

     (b) There is no material claim, audit, action, suit, proceeding or investigation now pending or, to the knowledge of the Company, threatened against or with respect to Company or its Subsidiaries in respect of any Tax or Tax Asset for which the Company has not made an adequate accrual in accordance with GAAP.

     (c) "Tax" means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign). "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

     Section 5.14. Employee Benefit Plans. (a) Within 20 days following the date hereof, the Company will deliver to Parent a correct and complete list identifying each material "employee benefit plan", as defined in Section 3(3) of ERISA, each employment, severance, benefit or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation which is maintained, administered or contributed to by the Company or any Affiliate of the Company and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability other than the Excluded Arrangements. Such plans (including the Excluded Arrangements) are referred to collectively herein as the "Employee Plans". Notwithstanding the foregoing, the Company will provide to Parent within 20 days of the date hereof a description of the range of severance for employees who may receive benefits under any of the Excluded Arrangements, an estimate of the number of individuals participating in such Excluded Arrangements and an estimate of the maximum payments that may be made under all of the Excluded Arrangements.

     (b) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any employee plan subject to Title IV of ERISA. Neither the Company nor any of its ERISA Affiliates nor any predecessor thereof has failed to make any material contribution or payment to any plan subject to Title IV including any multiemployer plan ("Multiemployer Plan"), as defined in Section 3(37) of ERISA, which in either case has resulted or could result in the imposition of a material Lien or the posting of a material bond or other material security under ERISA or the Code. Neither the Company nor any of its ERISA Affiliates has incurred any material withdrawal liability within the meaning of Sections 4201 and 4204 of ERISA to any Multiemployer Plan.

     (c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period since its adoption. Each Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Employee Plan.

     (d) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, former employee or independent contractor of the Company or any of its Subsidiaries to severance pay or other payment, bonus, retirement, job security or similar benefit or enhanced such benefit or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or otherwise. There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.

     (e) The Company and the Subsidiaries maintain policies and practices that are designed to ensure that the Company and its Subsidiaries are in compliance with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and laws, and are not engaged in any unfair labor practice and, to the knowledge of the Company, the Company and its Subsidiaries are in substantial compliance with such laws.

     Section 5.15. Antitakeover Statutes and Rights Agreement. (a) The Company has taken all action necessary to exempt the Offer, the Merger, this Agreement and the transactions contemplated hereby from the restrictions of Section 203 of Delaware Law, and, accordingly, none of the restrictions of such Section nor those of any other antitakeover or similar statute or regulation apply or purport to apply to any such transactions. No other "control share acquisition," "fair price," "moratorium" or other antitakeover laws or regulations enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

     (b) The Company has taken all action necessary to render the Rights issued pursuant to the terms of the Rights Agreement inapplicable to the Offer, the Merger, this Agreement and the transactions contemplated hereby.

                                   ARTICLE 6

                    Representations and Warranties of Parent

     Parent represents and warrants to the Company that:

     Section 6.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

     Section 6.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary.

     Section 6.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of a certificate of merger (or a certificate of ownership and merger, as applicable) with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with the requirements of the HSR Act (under which the applicable waiting period expired prior to the date hereof), (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities or takeover laws, whether state or foreign, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

     Section 6.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Subsidiary,
(ii) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with, or result in any violation or breach of any provision of any law, rule, regulation, judgment, injunction, order or decree or (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Subsidiary is entitled under any provision of any agreement or other instrument binding upon Parent or Merger Subsidiary, except, in the case of clauses (ii) and (iii), for such matters as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

     Section 6.05. Disclosure Documents. (a) The information with respect to Parent and any of its Subsidiaries that Parent furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

     (b) The Offer Documents, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of the filing thereof, at the time of any distribution or dissemination thereof and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, provided that this representation and warranty will not apply to statements or omissions included in the Offer Documents based upon information furnished to Parent or Merger Subsidiary by the Company specifically for use therein.

     Section 6.06. Finders' Fees. Except for Goldman Sachs International, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

     Section 6.07. Tax Sharing Agreement Matters. (a) The representations made by Parent in the Tax Sharing Agreement were true when made.

     (b) Parent is in compliance with its covenants and obligations under the Tax Sharing Agreement.

                                   ARTICLE 7

                           Covenants of the Company

     The Company agrees that:

     Section 7.01. Conduct of the Company. From the date hereof until the Effective Time, the Company and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of Parent or as expressly contemplated by this Agreement, from the date hereof until the Effective Time:

     (a) except as may be required to comply with its obligations under
Section 2.03, the Company will not adopt or propose any change to its certificate of incorporation or bylaws;

     (b) the Company will not, and will not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire a material amount of stock or assets of any other Person;

     (c) the Company will not, and will not permit any of its Subsidiaries to, sell, lease, license or otherwise dispose of any material subsidiary or material amount of assets, securities or property except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice;

     (d) the Company will not, and will not permit any of its Subsidiaries to,
(i) take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or (ii) omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time; and

     (e) the Company will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

     Section 7.02. Stockholder Meeting; Proxy Material. The Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the adoption of this Agreement, unless Delaware Law does not require a vote of stockholders of the Company for consummation of the Merger. Subject to Section 7.04(c), the Board of Directors of the Company shall recommend adoption of this Agreement by the Company's stockholders. In connection with such meeting, the Company will (i) promptly prepare and file with the SEC, use all reasonable efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, (ii) use all reasonable efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby and
(iii) otherwise comply with all legal requirements applicable to such meeting.

     Section 7.03. Access to Information. From the date hereof until the Effective Time and subject to applicable law and, as applicable, the Confidentiality Agreement dated as of April 5, 2001 between the Company and Parent (the "Confidentiality Agreement") and Section 5.13 of the Stockholder Agreement dated as of March 27, 1998 between the Company and Parent, the Company shall (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and the Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

     Section 7.04. No Solicitation; Other Offers. (a) The Company and its Subsidiaries will not, and the Company will cause the officers, directors and employees of the Company and its Subsidiaries not to, and the Company will not knowingly permit the investment bankers, attorneys, consultants and other agents or advisors of the Company and its Subsidiaries to, directly or indirectly, (i) take any action to solicit, initiate or knowingly facilitate or encourage the submission of any Acquisition Proposal (including by amending, or granting any waiver under, the Rights Agreement), (ii) engage in discussions or negotiations with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person who is considering making, or has made, an Acquisition Proposal, or (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company. The Company will notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its advisors) of any Acquisition Proposal, any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person who is considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Person making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request. The Company and its Subsidiaries shall, and the Company shall cause the officers, directors, employees, agents and advisors of the Company and its Subsidiaries to, cease immediately and cause to be terminated all activities, discussions and negotiations, if any, with any Persons conducted prior to the date hereof with respect to any Acquisition Proposal. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14d-9 or Rule 14e-2 under the 1934 Act with respect to any Acquisition Proposal.

     (b) Notwithstanding the foregoing, the Company may engage in discussions or negotiations with, and furnish nonpublic information or access to, any Person in response to an unsolicited Acquisition Proposal by such Person if (i) the Company has complied with the terms of Section 7.04(a), (ii) the Board of Directors of the Company determines in good faith that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action could reasonably be deemed to constitute a breach of its fiduciary duties under applicable law, (iii) such Person executes a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement and (iv) the Company shall have delivered to Parent three Business Days' prior written notice advising Parent that it intends to take such action.

     (c) The Board of Directors of the Company shall be permitted to withdraw, or modify in a manner adverse to Parent, its recommendation to its stockholders referred to in Sections 2.02 and 7.02 hereof, but only if (i) the Company has complied with the terms of Section 7.04(a), (ii) the Company has received an unsolicited Acquisition Proposal which the Board of Directors determines in good faith constitutes a Superior Proposal, (iii) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action could reasonably be deemed to constitute a breach of its fiduciary duties under applicable law and (iv) the Company shall have delivered to Parent three Business Days' prior written notice advising Parent that it intends to take such action.

     (d) For purposes of this Agreement:

     "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, any (i) direct or indirect acquisition or purchase of a business or assets that constitute 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.

     "Superior Proposal" means any bona fide Acquisition Proposal for or in respect of more than 50% of the outstanding Shares on terms that the Board of Directors of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation, taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the Company's stockholders than the transactions contemplated by this Agreement and is reasonably capable of being consummated.

     Section 7.05. Tax Matters. Except in the ordinary course or as required by applicable law, neither the Company nor any of its Subsidiaries shall make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended Tax Returns or claims for Tax refunds, enter into any closing agreement, surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability surrendered, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take any other action, which would reasonably be expected to have the effect of materially increasing the Tax liabilities or reducing the Tax assets of the Company and its Material Subsidiaries (considered collectively).

                                   ARTICLE 8

                              Covenants of Parent

     Parent agrees that:

     Section 8.01. Obligations of Merger Subsidiary. Parent will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

     Section 8.02. Voting of Shares. Parent agrees to vote all Shares beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.

     Section 8.03. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

     (a) The Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other applicable laws or provided under the Company's certificate of incorporation and bylaws in effect on the date hereof, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

     (b) For six years after the Effective Time, the Surviving Corporation shall provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that, in satisfying its obligation under this Section 8.03(b), the Surviving Corporation shall not be obligated to pay premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount Company has disclosed to Parent prior to the date hereof.

     (c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.03.

     (d) The rights of each Indemnified Person under this Section 8.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other applicable laws or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

     Section 8.04. Other Indemnification. (a) Parent hereby agrees to indemnify, defend and hold harmless the Company (until the Effective Time) and its directors from and against any costs or expenses (including Taxes, claims under the Tax Sharing Agreement, and lawyers' and accountants' fees), and its directors from any damages, in each case resulting from (i) a breach by Parent of any representation contained in Section 6.07 hereof, or (ii) the loss of Tax-Free Status (as defined in the Tax Sharing Agreement) by reason of the consummation of the transactions contemplated by this Agreement.

     (b) If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in Section 8.04(a).

                                   ARTICLE 9

                      Covenants of Parent and the Company

     The parties hereto agree that:

     Section 9.01. Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, Company and Parent will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

     Section 9.02. Certain Filings. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents and the Offer Documents, (ii) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and
(iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

     Section 9.03. Public Announcements. Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

     Section 9.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     Section 9.05. Merger Without Meeting of Stockholders. If Parent, Merger Subsidiary or any other Subsidiary of Parent shall acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties hereto agree, at the request of Parent, to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares pursuant to the Offer without a meeting of stockholders of the Company in accordance with Delaware Law.

     Section 9.06. Notices of Certain Events. Each of Parent and the Company shall promptly notify the other of:

     (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

     (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, Parent or any of their respective Subsidiaries that relate to the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE 10

                            Conditions to the Merger

     Section 10.01. Conditions to Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

     (a) if required by Delaware Law, this Agreement shall have been approved and adopted by the stockholders of the Company in accordance with such Law;

     (b) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and

     (c) Merger Subsidiary shall have purchased Shares pursuant to the Offer.

     Section 10.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further condition: that the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, except where such failure to perform would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

                                   ARTICLE 11

                                  Termination

     Section 11.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time
(notwithstanding any approval of this Agreement by the stockholders of the Company):

     (a) by mutual written agreement of the Company and Parent;

     (b) by either the Company or Parent, if:

       (i) the Offer has not been consummated on or before August 31, 2001, provided that the right to terminate this Agreement pursuant to this
  Section 11.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Offer to be consummated by such time; or

       (ii) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Merger Subsidiary from accepting for payment of, and paying for, the Shares pursuant to the Offer or Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable;

     (c) by Parent, if,

       (i) the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of, this Agreement or the Offer or the Merger or shall have approved or recommended an Acquisition Proposal, or

       (ii) the Company shall have entered into, or publicly announced its intention to enter into, a definitive agreement or an agreement in principle with respect to an Acquisition Proposal, or

       (iii) Parent has terminated the Offer because of a failure of any of the conditions set forth in Annex I hereto;

     (d) by the Company, if, prior to the acceptance for payment of the Shares under the Offer,

       (i) (A) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal, (B) the Company shall have complied with Section 7.04, (C) the Company shall have given Parent a prior written notice of its intention to terminate the Agreement, attaching a description of all material terms and conditions of the Superior Proposal to such notice, (D) Parent does not make, within three Business Days after receipt of such notice, an offer which the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of the Company as the Superior Proposal, it being understood that the Company shall not enter into any such written agreement during such three Business Day period, and
  (E) the Company prior to such termination pursuant to this clause (d)(i) pays to Parent in immediately available funds the fee required to be paid pursuant to Section 12.04(b). The Company agrees to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification; or

       (ii) Merger Subsidiary shall have breached its obligation to commence the Offer as set forth in the first sentence of Section 2.01(a); or

       (iii) Merger Subsidiary shall have terminated the Offer in breach of its obligations under this Agreement, provided that the Company is not then in breach of its obligations under this Agreement; or

       (iv) after the expiration date of the Offer (as such date may be extended pursuant to Section 2.01(a)), Merger Subsidiary shall have failed to accept for payment or pay for Shares validly tendered and not withdrawn pursuant to the Offer, provided that all conditions to the Offer set forth in Annex I shall have been satisfied or waived.

   The party desiring to terminate this Agreement pursuant to this Section
11.01 (other than pursuant to Section 11.01(a)) shall give notice of such termination to the other party.

     Section 11.02. Effect of Termination. If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto, provided that, if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of Sections 12.02, 12.04, 12.06, 12.07 and 12.08 shall survive any termination hereof pursuant to Section 11.01.

                                   ARTICLE 12

                                 Miscellaneous

     Section 12.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

     if to Parent or Merger Subsidiary, to:

       Sodexho Alliance, S.A.
       3, Avenue Newton
       78180 Montigny-le-Bretonneux, France
       Attention: Bernard Carton
       Fax: 011-33-1-30-85-50-88

       with a copy to:

       Davis Polk & Wardwell
       450 Lexington Avenue
       New York, New York 10017
       Attention: Paul R. Kingsley, Esq.
       Fax: (212) 450-3800

     if to the Company, to:

       Sodexho Marriott Services, Inc.
       9801 Washingtonian Boulevard
       Gaithersburg, MD 20878
       Attention: Robert A. Stern, Esq.
       Fax: (301) 987-4499

       with a copy to:

       Shaw Pittman
       2300 N Street, N.W.
       Washington, D.C. 20037
       Attention: Thomas H. McCormick, Esq.
       Fax: (202) 663-8007

   or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

     Section 12.02. Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

     Section 12.03. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the adoption of this Agreement by the stockholders of the Company and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the Shares.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 12.04. Expenses. (a) Except as otherwise provided in this Section, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     (b) If:

       (i) the Company shall terminate this Agreement pursuant to Section 11.01(d)(i);

       (ii) Parent shall terminate this Agreement pursuant to Section 11.01(c)(i) or 11.01(c)(ii); or

       (iii) (w) the Offer shall not have been consummated solely by reason of the failure to satisfy the Minimum Condition, (x) either the Company or Parent shall terminate this Agreement pursuant to Section 11.01(b)(i), (y) prior to expiration or termination of the Offer, an Acquisition Proposal is made by any Person and (z) the Company enters into a definitive agreement within twelve months after termination of this Agreement in respect of any Acquisition Proposal and the transaction contemplated thereby is consummated;

   then in any case as described in clause (i), (ii) or (iii), the Company shall pay to Parent an amount equal to $20 million by wire transfer of immediately available funds not later than (x) the date of termination of this Agreement in the case of clause (i), (y) three Business Days following the termination of this Agreement in the case of clause (ii) or (z) the date of the closing of the transaction contemplated by the definitive agreement, in the case of clause (iii).

     (c) If Parent shall terminate this Agreement pursuant to Section 11.01(c)(iii) in the circumstances set forth in clause (ii)(D) or (ii)(E) of Annex I hereto, the Company shall pay to Parent (by wire transfer of immediately available funds not later than the date of termination of this Agreement) an amount equal to Parent's reasonable out-of-pocket expenses (not to exceed $15 million) incurred in connection with this Agreement and the transactions contemplated hereby.

     (d) If the Company shall terminate this Agreement pursuant to Sections 11.01(d)(ii), 11.01(d)(iii) or 11.01(d)(iv), Parent shall pay to the Company (by wire transfer of immediately available funds not later than the date of termination of this Agreement) an amount equal to the Company's reasonable out-of-pocket expenses (not to exceed $4 million) incurred in connection with this Agreement and the transactions contemplated hereby.

     Section 12.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, the right to purchase all or a portion of the Shares pursuant to the Offer, but no such transfer or assignment will relieve Parent or Merger Subsidiary of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     Section 12.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

     Section 12.07. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

     Section 12.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 12.09. Counterparts; Effectiveness; Benefit. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Except as provided in Section 8.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

     Section 12.10. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

     Section 12.11. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     Section 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     Section 12.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                          SODEXHO MARRIOTT SERVICES, INC.

                                                    /s/ Michel Landel
                                          By: _________________________________
                                          Name: Michel Landel
                                          Title: President and Chief Executive
                                          Officer

                                          SODEXHO ALLIANCE, S.A.

                                                    /s/ Pierre Bellon
                                          By: _________________________________
                                          Name: Pierre Bellon
                                          Title: Chairman and Chief Executive
                                          Officer

                                          SMS ACQUISITION CORP.

                                                     /s/ Denis Robin
                                          By: _________________________________
                                          Name: Denis Robin
                                          Title: President

                                                                         ANNEX I

     Notwithstanding any other provision of the Offer, Merger Subsidiary shall not be required to accept for payment or pay for any Shares, and may terminate the Offer, if

     (i) at the expiration date of the Offer (as such date may be extended pursuant to Section 2.01(a) of the Merger Agreement), the Minimum Condition shall not have been satisfied; or

     (ii) at any time on or after May 1, 2001 and prior to the expiration date of the Offer (as such date may be extended pursuant to Section 2.01(a) of the Merger Agreement), any of the following conditions exists:

       (A) there shall be instituted or pending any action or proceeding by any governmental authority (domestic, foreign or supranational) before any court or governmental authority or agency (domestic, foreign or supranational), (1) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares pursuant to the Offer or the consummation of the Merger, or seeking to obtain material damages in connection with the Offer or the Merger, (2) seeking to restrain or prohibit the ownership or operation by Parent or its Affiliates of all or any portion of the business of the Company and its Subsidiaries, or of Parent and its Subsidiaries, or to compel Parent or any of its Affiliates to dispose of or hold separate all or any portion of the business or assets of the Company and its Subsidiaries or of Parent and its Subsidiaries, (3) seeking to impose limitations on the ability of Parent, Merger Subsidiary or any of their Affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares on any matters properly presented to the Company's stockholders, (4) seeking to require divestiture by Parent, Merger Subsidiary or any of their Affiliates of any Shares, or (5) that otherwise would reasonably be expected to have a Material Adverse Effect on the Company or Parent, or

       (B) there shall have been any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court or governmental authority or agency (domestic, foreign or supranational) that would reasonably be expected, directly or indirectly, to result in any of the consequences referred to in clauses (1) through (5) of paragraph (A) above, or

       (C) there shall have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or

       (D) the Company shall have breached or failed to perform in all material respects any of its obligations under the Merger Agreement, except where such breach or failure to perform would not have, individually or in the aggregate, a Material Adverse Effect on the Company, or

       (E) any of the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any qualifications contained therein as to "materiality" or "Material Adverse Effect") shall not be true and correct in all respects when made or at any time prior to the consummation of the Offer as if made at and as of such time, except where such failure to be true or correct would not have, individually or in the aggregate, a Material Adverse Effect on the Company, or

       (F) the Merger Agreement shall have been terminated in accordance with its terms, or

       (G) the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of, the Merger Agreement or the Offer or the Merger or shall have approved or recommended an Acquisition Proposal, or

                                     A-I-1

       (H) the Company shall have entered into, or publicly announced its intention to enter into, a definitive agreement or an agreement in principle with respect to an Acquisition Proposal.

     The foregoing conditions are for the sole benefit of Parent and Merger Subsidiary and may, subject to the terms of the Merger Agreement, be waived by Parent and Merger Subsidiary in whole or in part at any time and from time to time in their discretion. The failure by Parent or Merger Subsidiary at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to consummation of the Offer.

                                     A-I-2

                                                                         ANNEX B

                               (UBS Warburg Logo)

                                                                   May 1, 2001

Special Committee of the Board of Directors
Sodexho Marriott Services, Inc.
9801 Washingtonian Boulevard
Gaithersburg, MD 20878

Members of the Special Committee:

   We understand that Sodexho Marriott Services, Inc., a Delaware corporation (the "Company"), is considering a transaction whereby SMS Acquisition Corp. ("Merger Subsidiary"), a Delaware corporation controlled by Sodexho Alliance S.A. ("Sodexho Alliance"), will tender for the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company not currently owned by Sodexho Alliance or its affiliates. Pursuant to the terms of the proposed Agreement and Plan of Merger dated May 1, 2001 (the "Merger Agreement"), Merger Subsidiary will commence a cash tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock (other than shares held by Sodexho Alliance or its Affiliates (as such term is defined in the Merger Agreement)) for a cash payment in the amount of $32.00 per share (the "Consideration"). Pursuant to the Merger Agreement, the Offer will be followed by a merger of the Merger Subsidiary with and into the Company (the "Merger" and, together with the Offer, the "Transaction") in which the remaining shares of Common Stock not tendered in the Offer (other than shares held by Sodexho Alliance or its Affiliates) will convert into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

   You have requested our opinion as to the fairness from a financial point of view to the holders of the shares of Common Stock (other than Sodexho Alliance and its Affiliates) of the Consideration to be received by such holders in the Transaction.

   UBS Warburg LLC ("UBSW") has acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction. UBSW will receive a fee from the Company in connection with the rendering of this opinion and upon the consummation of the Transaction. In the ordinary course of business, UBSW, its successors and affiliates may trade or have traded securities of the Company and/or Sodexho Alliance for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

   This letter does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares of Common Stock in the Offer or how such shareholder should vote with respect to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction contemplated thereby. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the drafts that we have examined, and that the Company, Sodexho Alliance and Merger Subsidiary will comply with all the material terms of the Merger Agreement. We have not been authorized to and have not solicited indications of interest from any party with respect to a business combination with the Company.

   In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company, (ii) reviewed the reported prices and trading activity for the Common Stock of the Company, (iii) reviewed certain internal financial information and other

(UBS Warburg Logo)
data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iv) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vii) reviewed drafts of the Merger Agreement, and (viii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

   In connection with our review, at your direction, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, at your direction, we have assumed that the financial projections internally prepared by Sodexho Marriott Services were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Sodexho Marriott Services as to the future performance of Sodexho Marriott Services. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

   This letter has been prepared for the information of the Special Committee of the Board of Directors in connection with its consideration of the proposed Transaction.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock (other than Sodexho Alliance and its Affiliates) in the Transaction is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          UBS Warburg LLC

                  ANNEX C--GENERAL CORPORATION LAW OF DELAWARE

                          SECTION 262 APPRAISAL RIGHTS

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)251,
  (S)252, (S)254, (S)257, (S)258, (S)263 and (S)264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder,s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

   The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                         EQUISERVE TRUST COMPANY, N.A.

          By Mail:                 By Overnight Courier:                  By Hand:

EquiServe Trust Company, N.A.  EquiServe Trust Company, N.A.    EquiServe Trust Company, N.A.
       P.O. Box 842010              40 Campanelli Drive      c/o Securities Transfer & Reporting
         Boston, MA                    Braintree, MA                   Services, Inc.
         02284-2010                        02184                100 William Street--Galleria
                                  Attn: Corporate Actions               New York, NY
                                                                            10038

   If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                 [MACKENZIE PARTNERS, INC. LOGO APPEARS HERE]

                                 156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         Call Toll-Free (800) 322-2885

                       Email: proxy@mackenziepartners.com

                      The Dealer Manager for the Offer is:

                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                         (212) 902-1000 (Call Collect)
                                       or
                         Call Toll-Free: (800) 323-5678